COOPER

Cooper Industries, Ltd. 2006 Annual Report

REVENUES
(in billions)



$5
4
3
2
1
0
02
03
04
05
06

RETURN ON SALES[1]
(% of revenue)



10%
8
6
4
2
0
02
03
04
05
06

FREE CASH FLOW AND CONTINUING INCOME
(in millions)



FCF
Income
$550
440
330
220
110
0
02
03
04
05
06

DILUTED EARNINGS PER SHARE[1]



$5.50
4.40
3.30
2.20
1.10
0
02
03
04
05
06

[1] From continuing operations before restructuring and unusual items.

Consistent

TABLE OF CONTENTS

Letter to Shareholders	1
Business Portfolio	4
A Focus on Customers	10
Serving Critical Industries	11
Markets Served	Foldout
Invigorating the Products	12
Acquisition Highlights	13
Financial Review	14
Report of Management	20
Directors and Management	22
Form 10-K	23
Shareholder Information	Inside Back Cover

To Our Shareholders,

In 2006, our 31,000 employees around the world achieved a new high watermark by generating the strongest results in our Company's 173-year history. The dedication, talent and hard work of everyone working for Cooper Industries propelled us to our record year:

- Revenues increased 10% to a record $5.2 billion.
- Continuing earnings increased 24% to a record $484 million.
- Earnings per share from continuing operations increased 25% to a record $5.16.
- Free cash flow from operations was $535 million – the first time Cooper has broken the $500 million mark in free cash flow and the sixth consecutive year free cash flow has exceeded earnings. Return on invested capital reached 13.5% versus 10.8% in the prior year. Net debt-to-total-capital ended at 19.1%.
- Electrical margins grew to 15.9%, up 1.3 points, and Tools margins rose 2.2 points to 11.3%.
- Four acquisitions expanded our global reach, provided us with additional technologies and broadened our customer base.

Shareholders of our Company saw a total return on Cooper stock of 26% in 2006. This brings our three-year and five-year compound annual total returns to 18% and 24%, respectively. In addition, in light of our 2006 results and commitment to increase shareholder value, we announced on February 14, 2007 a two-for-one stock split and 14% increase in the dividend.

Portfolio Strength

In 2006, our Company benefited from having a broad, diverse and global end market exposure. Our industrial and utility markets showed significant momentum, which should continue into 2007. Non-residential construction (office, healthcare, industrial, lodging) gained momentum over the past year, and with lower construction costs, lower interest rates and improving rent/vacancy rates, we expect to see continued growth in 2007. Residential markets declined during the second half of 2006 due to the long-anticipated cyclical softening of the housing market. When the cycle turns upward, we will be well positioned to take advantage of the renewed growth in residential construction.

Our investment in international growth contributed significantly to our results in 2006. For the year, sales in countries outside the U.S. and western Europe grew by more than 20% to over $750 million. This strength was broad based, with China, the Middle East, Mexico and South America up over 30%.

Cooper's Operating Model

Our 2006 results were achieved by the coordinated efforts of our 31,000 employees focusing on the right business initiatives and driving a clear and well-communicated strategy in an ethical and uncompromising manner.

Our values and principles guide us at the core and define who we are and how we behave.

Values	Principles
▸ Integrity	▸ Passion for the Customer
▸ People and Leadership	▸ Innovation as Our Lifeblood
▸ Accountability	▸ Grow and Profit from the Core
▸ Speed and Adaptability	▸ Excel at Globalization
▸ Execution	▸ Continuous Improvement Mindset - MVP

In addition to our values and principles, we have business initiatives that have dedicated owners, clear accountability and metrics and the entire team's full commitment. In 2002, we introduced Cooper Connection, Globalization, Enterprise Business Systems (EBS), Strategic Sourcing and Manufacturing Variance Program (MVP) as our business priorities. Over the last five years, these initiatives have significantly accelerated our top-line growth, expanded our margins and generated strong cash flow.

Having extracted great benefits from these initiatives, our Company is in a much different position today than it was in 2002. In January 2007, our leadership team reformulated our business initiatives to drive our Company's performance even farther.

- **Customer Loyalty** began with the Cooper Connection initiative and challenges us to put the customer first in everything we do. Our goal is to incorporate innovative process disciplines into the corporation to make it easier to do business with Cooper. Leveraging our brand strength and building customer relationships are central to Cooper's growth strategy.
- **Innovation** is our lifeblood. Sales from newly introduced products have more than doubled during the past four years, and we have actions in place to deliver 20% of annual revenues from products introduced within the past three years. We are focusing on expanding technology platforms in every business. Internal development and acquisitions enable us to make "dumb" products "smart", differentiating Cooper in the marketplace. With the development of new products and technology, we enhance growth by continuously expanding the technical solutions and value we can deliver to our customers.
- **Globalization** is an area of major focus for investment and opportunity for Cooper, and we have significantly improved our competitive position in international markets. Cooper has developed country/region-specific strategies, with a physical presence in local markets. As a result, we now have manufacturing sites in 21 countries and generate approximately 31% of Cooper's total revenue in nearly 100 countries.
- **Talent Development** allows us to attract, develop and retain the best and brightest who will lead Cooper in the achievement of our growth and performance objectives. In 2006, we launched Cooper University, a program to help develop high-potential leaders to meet the challenges of operating in an increasingly complex global and technical environment. We are introducing a number of integrated talent initiatives that will accelerate the achievement of our organizational capability.
- **Operational Excellence** builds off our earlier productivity initiative and takes a broader, holistic view of our operating environment. Under the new initiative, we incorporate the principles of lean manufacturing, sales and operations planning, supplier management and materials management and place them under the rigor of our previously established MVP initiative. Our goal is to better service the customer and also to deliver ongoing productivity savings and working capital improvements.

We believe these initiatives, now linked by our new Enterprise Business System, will further enhance our customers' growth, improve our global competitive position and maximize free cash flow for reinvestment in our core businesses. Our new business systems provide us with faster, more accurate information and tools to run our business.

We are excited about bringing best-in-class experience from other world-class companies to Cooper Industries. As we experienced over the past five years, Cooper Industries will be a very different company five years from today... larger, easier to do business with, more global and more technical with better margins producing great, diverse leadership in all functional areas.

Looking Ahead

With the success of 2006 fresh in our minds and our Company in its strongest financial position ever, we are looking forward to 2007. Overall, our end markets are growing. We are finding new customers around the world every day and bringing them new ideas and solutions.

Our balance sheet gives us the flexibility to continue to invest in our infrastructure, global footprint, innovation, systems and people. We also have a well-defined, well-disciplined acquisition strategy that complements and strengthens our core business.

We would like to thank our loyal customers, suppliers, directors and employees for their support and dedication. We are particularly proud of our talented and dedicated employees. Through their individual and collective efforts, they have shown how an organization with such a distinctive history can evolve into a dynamic and competitive global business. While we have enjoyed recent success, we know that great companies are built from strong values and rigorous processes, and are defined by their long-term success over all economic cycles. Our aim is for Cooper Industries to meet that measure of success.

Kirk S. Hachigian
Chairman, President & CEO



SALES BY END MARKET
(% of revenue)



37% Industrial
24% Commercial
20% Utility
15% Residential
4% Other

SALES BY REGION
(% of revenue)



67% U.S.
16% Europe, Middle East and Africa
7% Latin America
5% Canada
5% Asia Pacific

SALES BY CHANNEL
(% of revenue)



54% Distribution
18% Utility
16% OEM/Direct
12% Retail

COOPER B-Line

COOPER Bussmann

COOPER Crouse-Hinds

COOPER Lighting

COOPER Menvier

COOPER Wiring Devices

COOPER Power Systems

COOPER Power Tools

COOPER Hand Tools

1. ELECTRICAL PRODUCTS →

Cooper's Electrical Products segment manufactures lighting fixtures, harsh- and hazardous-duty fittings, specialty connectors, support systems, enclosures, wiring devices, fuses, plugs, receptacles and safety and security products for use in industrial, commercial and residential applications. The segment also provides distribution switchgear and transformers, energy automation solutions and other related power system components for use by utilities and the electrical power transmission and distribution industries.

SEGMENT REVENUES
(in billions)



$4.5
3.6
2.7
1.8
.9
0
02
03
04
05
06

SEGMENT OPERATING EARNINGS[1]
(in millions)
[1] Before restructuring charges.



$700
560
420
280
140
0
02
03
04
05
06

Our Business Portfolio

Cooper's results are driven by its world-class portfolio of businesses, which is organized into two segments: Electrical Products and Tools. Within these two segments are top-tier businesses that maintain an intense focus on the customer across a diverse set of end markets. Cooper has unparalleled product-line breadth and well-established reputable brands, many of which are sold together through a common sales and marketing model, Cooper Connection. Our strong market share in attractive global markets and diverse platforms provides a firm foundation to build upon for future growth.

COOPER B-Line

Cooper B-Line™ manufactures the leading brand of cable tray and bolted framing products in the United States. Cooper B-Line serves the construction market, as well as the telecommunications industry. The diverse product line also includes electrical and communications enclosures, meter mounting, rack and runway, spring steel fasteners and pipe hangers. Cooper B-Line develops high-quality, cost-effective and labor-saving products to meet customer needs and can be found domestically and internationally for use in commercial, industrial, utility and residential applications.





HIGHLIGHTS

- Implemented system and process improvements through Cooper's Enterprise Business System and MVP tools to further improve Cooper B-Line's industry-leading service levels.
- Launched a broad range of new labor-saving products, including the Flip Clip™ wire mesh cable tray system support, the Kwik Wire™ multi-purpose hanging system and an innovative meter socket adapter.
- Aggressively expanded the company's position in spring steel fasteners through multiple new products, the Fastener Focus™ growth program and international expansion.
- Achieved major project wins with global customers in the energy, biotechnology, aerospace, health and metals industries.

COOPER Bussmann

Cooper Bussmann™ is a leading manufacturer of electrical and electronic products, including fuses, circuit breakers, fusegear, power distribution products, surge protectors, inductors and wire management systems. The division's global manufacturing and distribution network services the electrical, electronic and transportation markets, meeting the needs of commercial, industrial and residential users. Through recent acquisitions in Korea and China, Cooper Bussmann is well positioned to support and grow its geographically diverse customer base.





HIGHLIGHTS

- Expanded globally through the acquisition of Xian, the largest fuse manufacturer in China.
- Named a *Plant Engineering* Product of the Year Finalist for OSCAR® Software, which allows customers to determine the short-circuit current rating for their panels and boxes.
- Piloted breakthrough technology at several Fortune 500 industrial companies that combines wireless communication with fuse detection to enhance productivity in manufacturing facilities by reducing downtime.
- Won sole-source provider status on several major transportation projects, leveraging the 60-position RTMR power distribution module, the Type 2 mini circuit breaker and the new LMG series 3- and 5-position fuse holder.

COOPER Crouse-Hinds

Cooper Crouse-Hinds™ is a diversified worldwide manufacturer of electrical products with a particular focus on harsh and hazardous applications. Global technical and commercial expertise provides customers with solutions that meet local codes and preferences, with products including fittings, enclosures, apparatus and industrial motor controls, signals and alarms, industrial lighting, and plugs and receptacles. In addition, Cooper Crouse-Hinds is a leader in airfield lighting and specialized connectivity solutions.





HIGHLIGHTS

- Strengthened portfolio in the Specialty Connector business with the acquisition of G&H Technologies.
- Positioned marketing teams in strategic global markets to foster close customer interaction and accelerated growth in targeted regions.
- Introduced a broad range of products designed to deliver customer value through reduced installation cost and lower energy consumption.
- Continued to build Commercial Products business through Cooper Connection, launching numerous new products such as die-cast fittings and weatherproof boxes and covers.

COOPER Lighting

Cooper Lighting® is an industry-leading manufacturer of high-quality, innovative lighting solutions for commercial, industrial, institutional, residential and retail customers worldwide. Cooper Lighting comprises many strong brands, including Halo®, Metalux®, Lumark®, Sure-Lites®, McGraw-Edison®, Fail-Safe®, IriS®, Neo-ray®, Corelite™, Shaper™, Lumière®, MWS®, DLS™, InVue™, RSA®, Streetworks™ and Ametrix™. The division's energy-efficient lighting technologies bring added value to customers by reducing energy consumption and addressing environmental concerns.





HIGHLIGHTS

- Launched an extensive array of new products, most notably around energy savings and high-end specification markets.
- Received strong national brand-recognition awards on Halo Recessed Lighting – 2006 number one Brand Leader in *Builder Magazine*.
- Focused solution-selling strategy more than doubled growth through key global customer wins.
- Grew international presence as a result of expanded market penetration in China, the Middle East and Latin America.

COOPER Wiring Devices

Cooper Wiring Devices® is a leading manufacturer of electrical connection and control products for residential, commercial and industrial construction and renovation. The division's products include switches, receptacles, GFCIs, wall plates, plugs, connectors, manual disconnects, dimmers, occupancy sensors, surge protection and structured wiring systems. The division's products are sold both domestically and internationally to the professional and retail markets under such brand names as Aspire,™ Siena,® Media Sync,™ Shock Sentry,® Hart-Lock® and Cooper Wiring Devices.

COOPER Menvier

Cooper Menvier™ specializes in products designed to save lives and protect property in commercial, industrial and residential buildings. The division's state-of-the-art fire detection, mass notification and intruder alarms combine with its market-leading emergency lighting to provide comprehensive solutions fulfilling the need to protect, alert and inform the world's population. Coupled with its electrical installation components and commercial lighting, Cooper Menvier offers today's demanding customers a wide range of premium-quality solutions.




INPUT
OUTPUT
TELEVISION





HIGHLIGHTS

- Integrated the Novitas acquisition, exceeding targets for sales, market penetration and profitability.
- Launched the next generation of GFCI receptacles, including an innovative safety feature that denies power to the user in the event of a failure to the protection circuitry.
- Achieved strong growth in the Canadian market with the conversion of a large retail customer and increased penetration in the professional market.
- Introduced their first paperless order entry system in customer service, reducing errors and further improving the customer's order cycle time.
- Penetrated international markets with the division's premier decorative wiring device system, Aspire.

HIGHLIGHTS

- Expanded into North America with the acquisition of Wheelock.
- Major global project wins including emergency lighting for the Water Cube (aquatic Olympic site Beijing 2008), the Dubai airport and the Burj Dubai (world's tallest building), emergency lighting at Emirates Stadium in London and lighting solutions for St. Pancreas Station, London.
- Launch of the Homelink Intruder alarm and Planete low-power consumption emergency light.
- Further expansion in eastern Europe to round out overall European market presence.

COOPER Power Systems

Cooper Power Systems® provides power delivery, reliability and quality solutions for medium- and high-voltage electric power systems, and delivers productivity and efficiency improvements to the Industrial and Commercial markets. It is also a leader in providing comprehensive automation solutions, including automated meter reading/advanced metering infrastructure, capacitor dispatch and control, load control, equipment sensors, critical equipment monitoring and system-wide graphical user interface and data collection. Cooper Power Systems assists utilities in meeting the stringent power availability requirements of today's demanding customers around the world.





HIGHLIGHTS

- Acquired Cannon Technologies, enhancing capabilities to work with utilities with energy automation solutions that solve their critical issues of providing reliable and affordable energy.
- Achieved key global wins, including two major projects in China to advance their fast-growing electrical infrastructure needs in the Shenzhen/Guangzhou area and Beijing to reinforce the grid for the 2008 Olympics.
- Expanded in the Commercial/Industrial market, including a large data center project using Envirotemp® FR3® fluid-filled substation transformers to reduce heat, noise and space requirements in the building vaults.
- Implemented lean processes to significantly increase capacity at existing manufacturing locations.

2. TOOLS

Cooper's Tools segment manufactures hand tools for industrial, construction and consumer markets, and electric and pneumatic industrial power tools for general industry, aerospace and automotive manufacturers.

SEGMENT REVENUES
(in millions)


$750
600
450
300
150
0
02
03
04
05
06

SEGMENT OPERATING EARNINGS[1]
(in millions)
(1) Before restructuring charges.


$90
72
54
36
18
0
02
03
04
05
06

COOPER Power Tools

Cooper Power Tools™ offers the most complete range of industrial power tools and accessories, technical solutions and experience in the industry. The division manufactures a wide variety of industrial pneumatic and DC electric tools, automated assembly equipment and related software, specialized drilling equipment and cutters, electronic servos, torque measurement equipment and controls, screwdriver bits and sockets, hoists, power motors, tube cleaners and expanders and universal joints. The division's primary markets include aerospace, automotive and general industry.

COOPER Hand Tools

Cooper Hand Tools™ is a leading manufacturer and supplier of hand tools, soldering products and chain and accessories. These products are offered worldwide under well-known brands such as Campbell®, Crescent®, Lufkin®, Nicholson®, Plumb®, H.K. Porter®, Weller®, Wiss® and Xcelite®. The needs of professional and do-it-yourself end users are met by a global distribution network servicing the industrial, electronic and consumer markets.









HIGHLIGHTS

- Delivered world-class customized precision drilling solutions to major aerospace manufacturers, achieving solid sales growth while significantly improving service levels.
- Installed state-of-the-art capital engine assembly systems for European automotive manufacturer, driving process-control in core business.
- Developed and launched world's first angle battery assembly tool for "Safety-Critical Fastening" in the global automotive arena. This tool offers unparalleled ergonomics, flexibility and torque accuracy.

HIGHLIGHTS

- Received *Popular Mechanics* Innovation Award for the new Rapid Slide wrench.
- Named "Hand Tool and Vendor of the Year" at Distribution America, a large wholesaler in the hardware channel.
- Implemented a rigorous New Product Development Process to introduce several new product lines, including Crescent RapidRench, Crescent Pro Series Pliers, Lufkin Mag Lock tape measure and 4-in-1 Nicholson Hacksaw frame.

At Cooper, customers come first. Our entire organization is institutionalizing disciplined processes to ensure that we deliver on our commitments to our strong, growing and diverse customer base. We are aggressively implementing programs to improve the ease of doing business with Cooper. Our customer-centric culture is helping us to earn new business in high-profile projects the world over.

A Focus on Customers



DISNEY CONCERT HALL
Invue Vision Flood fixtures by Cooper Lighting illuminate the exterior of the Walt Disney *Concert Hall in Los Angeles.*



OLYMPIC WATER CUBE
Cooper Menvier CEAG emergency lighting products were selected for the site of the aquatic events at *the 2008 Beijing Olympic Games.*



CHEVRON OFFSHORE DRILLING PLATFORM
Cooper Crouse-Hinds products are installed on numerous Chevron offshore facilities in the U.S. Gulf of Mexico and the Benguela Belize-Lobito Tomboco (BBLT) deepwater oilfields in Angola.





UTILITY INDUSTRY

Cooper's unparalleled portfolio of respected world-class products and services provides solutions at every point of the power delivery system, improving reliability, productivity and safety. We help our global utility partners deliver environmentally responsible services to their customers. Investments in the latest technologies allow utility customers to automate their systems and services.

PETROCHEMICAL, OIL AND GAS INDUSTRY

Strict requirements, harsh and hazardous conditions, accelerating global growth and fluctuating economic conditions are significant challenges for the petrochemical industries. Cooper provides the products and services to deliver safe working conditions and provide protection from the elements.

Serving Critical Industries

There is no limit to Cooper's ability to earn new business in growth markets and industries around the globe. Through our unparalleled product breadth and technical expertise, we deliver comprehensive solutions to complex and diverse customers with critical needs where reliability is essential, such as the utility and petrochemical industries.









CAPACITOR BANK CONTROLLER
Cooper Power Systems offers energy automation solutions that combine next-generation technology with best-in-class products, allowing comprehensive technologies, products and expertise for customers worldwide.

ASPIRE RF™
Cooper Wiring Devices' ASPIRE RF™ product line provides users with the next generation of convenient, dependable and user-friendly controls.

DLS™ WALL CONTROLLER
The Digital Lighting System (DLS™) is an advanced lighting control system that places the control intelligence in the Cooper Lighting fixture, allowing the user to program zones, scenes and fades.

WIRELESS RF TOOLS
Cooper Power Tools' Cleco® cordless tools with infrared communication are designed for safety-critical fastening applications.

Invigorating the Products

Cooper is investing in our products and services internally and through acquisitions to ensure that we deliver world-class offerings with a focus on increased technology and capabilities that provide end-user specified solutions. As an example, we are differentiating Cooper in the marketplace by developing industry-leading radio frequency and wireless capabilities that make "dumb" products "smart." We are leveraging that know-how across Cooper, and most of our divisions now have an RF device in their product portfolio.

Cooper has a diverse platform of businesses to build upon, both organically and through strategic acquisitions that allow us to expand our core capabilities. Following a disciplined acquisition process, we evaluate companies that are complementary or adjacent to our businesses, will allow us to grow our global footprint, and possess strong working capital characteristics and talented management teams. Cooper closed four transactions in 2006, adding to our specialty connectors, utility automation and fire/security notification platforms.

Acquisition Highlights



CANNON
TECHNOLOGIES

CANNON TECHNOLOGIES
The acquisition of Cannon Technologies coupled with the existing Cooper Power Systems business allows Cooper to solve critical utility industry issues around asset productivity and service reliability.



FIRE

WHEELOCK, INC.
Wheelock created a U.S.-based fire notification base for the Cooper Menvier division.



G&H TECHNOLOGIES
G&H Technologies enhanced the existing specialty connector business within the Cooper Crouse-Hinds division.

Financial Review

COOPER STOCK PERFORMANCE

The following graph compares the total shareholder return on Cooper's Class A common shares for the five-year period December 31, 2001 through December 31, 2006 to the total returns for the same period of the Standard & Poor's 500 Stock Index and a Cooper Peer Group Index. The cumulative total return is based upon an initial investment of $100 on December 31, 2001 with dividends reinvested.

We currently operate in two primary business areas: Electrical Products and Tools. The 15 companies in the Cooper Peer Group Index were selected based on their presence in similar markets affected by similar economic and market trends to Cooper, their recognition by the investment community as Cooper peers and the comparability of their market capitalization to Cooper's market capitalization. The members of the Cooper Peer Group Index are: Acuity Brands, Inc.; Danaher Corporation; Dover Corp.; Eaton Corp.; Emerson Electric Co.; Hubbell Incorporated (Class B); Illinois Tool Works; Ingersoll-Rand Co. Ltd.; Newell Rubbermaid Inc.; Parker-Hannifin Corp.; Pentair Inc.; Snap-On Inc.; SPX Corp.; The Stanley Works; and Thomas & Betts Corporation.

The Cooper Peer Group Index has been weighted in accordance with each corporation's market capitalization (closing stock price multiplied by the number of shares outstanding) as of the beginning of each of the five years covered by the performance graph. The weighted return for each year is the sum of the products obtained by multiplying (a) the percentage that each corporation's market capitalization represents of the total market capitalization for all corporations in the Index for such year by (b) the total shareholder return for that corporation for such year.

	DEC 01	DEC 02	DEC 03	DEC 04	DEC 05	DEC 06
Cooper Industries, Ltd.	$ 100	$ 108	$ 178	$ 213	$ 234	$ 295
S&P 500®	$ 100	$ 78	$ 100	$ 111	$ 117	$ 135
Cooper Peer Group Index	$ 100	$ 95	$ 125	$ 146	$ 146	$ 170

CUMULATIVE TOTAL RETURN

Based upon an initial investment of $100 on December 31, 2001 with dividends reinvested.



$300
$250
$200
$150
$100
$50
Cooper Industries Ltd.
S&P 500®
Cooper Peer Group Index
DEC 01
DEC 02
DEC 03
DEC 04
DEC 05
DEC 06

Financial Highlights

($ in millions, except per-share data)

	2006	2005	2004	2003	2002
REVENUES	$ 5,184.6	$ 4,730.4	$ 4,462.9	$ 4,061.4	$ 3,960.5
Operating earnings before restructuring	699.2	559.8	496.6	394.6	393.8
Continuing income before restructuring and unusual items	484.3	391.1	339.8	266.0	243.5
Net income	464.0	163.9	339.8	148.3	213.7
DILUTED INCOME PER COMMON SHARE					
Continuing income before restructuring and unusual items	$ 5.16	$ 4.12	$ 3.58	$ 2.83	$ 2.60
Net income	4.95	1.73	3.58	1.58	2.28
Shares used in computation of earnings per share (in millions)	93.8	95.0	94.8	93.8	93.7
Cash dividends declared per common share	$ 1.48	$ 1.48	$ 1.40	$ 1.40	$ 1.40
Number of employees	31,000	29,000	26,900	27,200	28,400
Number of record shareholders	22,900	23,100	24,500	26,300	26,800
OPERATING REVENUES BY BUSINESS SEGMENT					
Electrical Products	$ 4,426.0	$ 3,997.5	$ 3,722.2	$ 3,358.4	$ 3,324.9
Tools	758.6	732.9	740.7	703.0	635.6
OPERATING EARNINGS BY *BUSINESS SEGMENT* BEFORE RESTRUCTURING					
Electrical Products	$ 703.2	$ 585.0	$ 511.2	$ 435.1	$ 400.6
Tools	85.6	66.7	62.7	39.0	27.3
Total assets	$ 5,374.8	$ 5,215.1	$ 5,407.8	$ 4,965.3	$ 4,687.9
Total indebtedness	1,008.5	1,021.9	1,461.6	1,343.3	1,438.6
Shareholders' equity	2,475.3	2,205.2	2,286.5	2,118.2	2,002.4
Return on revenues before restructuring and unusual items	9.3%	8.3%	7.6%	6.5%	6.1%
Return on average shareholders' equity	19.8%	7.3%	15.4%	7.2%	10.6%
Return on invested capital before restructuring and unusual items	13.5%	10.8%	9.7%	8.2%	7.7%
Total debt-to-capitalization ratio	28.9%	31.7%	39.0%	38.8%	41.8%

These Financial Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 17 of this report.

REVENUES

(in billions)


7% CAGR
$5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06

DILUTED EARNINGS PER SHARE(1)

(1) From continuing operations before restructuring and unusual items.


19% CAGR
$5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06

Performance Highlights

NET DEBT-TO-TOTAL-CAPITALIZATION RATIO



50%
40%
30%
20%
10%
0%
38.9%
36.2%
29.3%
26.1%
20.5%
19.1%
Balance sheet strength provides exceptional flexibility.
DEC 01
DEC 02
DEC 03
DEC 04
DEC 05
DEC 06

FREE CASH FLOW CONVERSION[1]

[1] Free cash flow divided by income from continuing operations.



2.5
2.0
1.5
1.0
.5
0
02
03
04
05
06

Sixth consecutive year Free Cash Flow greater than Continuing Income.

RETURN ON INVESTED CAPITAL



15%
12%
9%
6%
3%
0%
02
03
04
05
06

Disciplined capital investment has close to doubled ROIC.

These Performance Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 17 of this report.

Reconciliation of Non-GAAP Financial Measures

($ in millions, except per-share data)

	2006	2005	2004	2003	2002
OPERATING EARNINGS					
Operating earnings	$ 699.2	$ 559.8	$ 496.6	$ 392.0	$ 354.7
Restructuring	–	–	–	2.6	39.1
Operating earnings before restructuring	$ 699.2	$ 559.8	$ 496.6	$ 394.6	$ 393.8
CONTINUING INCOME					
Income from continuing operations	$ 484.3	$ 391.1	$ 339.8	$ 274.3	$ 213.7
Restructuring	–	–	–	5.0	29.8
Contribution to Cooper Industries Foundation	–	–	–	9.6	–
Interest income on tax refund	–	–	–	(22.9)	–
Continuing income before restructuring and unusual items	$ 484.3	$ 391.1	$ 339.8	$ 266.0	$ 243.5
DILUTED INCOME PER COMMON SHARE					
Net income	$ 4.95	$ 1.73	$ 3.58	$ 1.58	$ 2.28
Discontinued operations	0.21	2.39	–	1.34	–
Restructuring and unusual items	–	–	–	(0.09)	0.32
Continuing income before restructuring and unusual items	$ 5.16	$ 4.12	$ 3.58	$ 2.83	$ 2.60
OPERATING EARNINGS BY BUSINESS SEGMENT					
ELECTRICAL PRODUCTS:					
Operating earnings	$ 703.2	$ 585.0	$ 511.2	$ 418.7	$ 376.6
Restructuring	–	–	–	16.4	24.0
Operating earnings before restructuring	$ 703.2	$ 585.0	$ 511.2	$ 435.1	$ 400.6
TOOLS:					
Operating earnings	$ 85.6	$ 66.7	$ 62.7	$ 39.4	$ 14.6
Restructuring	–	–	–	(0.4)	12.7
Operating earnings before restructuring	$ 85.6	$ 66.7	$ 62.7	$ 39.0	$ 27.3
DEBT-TO-TOTAL-CAPITALIZATION RATIO					
Short-term debt	$ 5.0	$ 7.6	$ 97.6	$ 6.2	$ 4.1
Current maturities of long-term debt	300.7	11.4	665.4	0.4	153.8
Long-term debt	702.8	1,002.9	698.6	1,336.7	1,280.7
Total debt	$ 1,008.5	$ 1,021.9	$ 1,461.6	$ 1,343.3	$ 1,438.6
Total shareholders' equity	2,475.3	2,205.2	2,286.5	2,118.2	2,002.4
Total capitalization	$ 3,483.8	$ 3,227.1	$ 3,748.1	$ 3,461.5	$ 3,441.0
Total debt-to-total-capitalization ratio	28.9%	31.7%	39.0%	38.8%	41.8%
Total debt	$ 1,008.5	$ 1,021.9	$ 1,461.6	$ 1,343.3	$ 1,438.6
Cash and cash equivalents	(423.5)	(452.8)	(652.8)	(463.7)	(302.0)
Net debt	$ 585.0	$ 569.1	$ 808.8	$ 879.6	$ 1,136.6
Total capitalization	$ 3,483.8	$ 3,227.1	$ 3,748.1	$ 3,461.5	$ 3,441.0
Cash and cash equivalents	(423.5)	(452.8)	(652.8)	(463.7)	(302.0)
Total capitalization, net of cash	$ 3,060.3	$ 2,774.3	$ 3,095.3	$ 2,997.8	$ 3,139.0
Net debt-to-total-capitalization ratio	19.1%	20.5%	26.1%	29.3%	36.2%
FREE CASH FLOW					
Net cash provided by operating activities	$ 601.4	$ 573.5	$ 473.6	$ 445.3	$ 479.8
Capital expenditures	(85.3)	(96.7)	(102.8)	(79.9)	(73.8)
Proceeds from sales of property, plant, equipment and other	18.9	13.6	11.8	18.1	22.0
Free cash flow	$ 535.0	$ 490.4	$ 382.6	$ 383.5	$ 428.0
RETURN ON INVESTED CAPITAL					
Operating earnings	$ 699.2	$ 559.8	$ 496.6	$ 392.0	$ 354.7
Restructuring	–	–	–	2.6	39.1
Contribution to Cooper Industries Foundation	–	–	–	12.0	–
Operating earnings before restructuring and unusual items	$ 699.2	$ 559.8	$ 496.6	$ 406.6	$ 393.8
Income tax expenses	176.2	117.5	102.8	81.3	93.5
Operating earnings before restructuring and unusual items, after tax	$ 523.0	$ 442.3	$ 393.8	$ 325.3	$ 300.3
Average total capital before accumulated goodwill amortization	$ 3,872.5	$ 4,109.4	$ 4,047.0	$ 3,972.8	$ 3,878.5
Return on invested capital	13.5%	10.8%	9.7%	8.2%	7.7%

Electrical Highlights

($ in millions)

	2006	2005	2004	2003	2002
FINANCIAL STATISTICS					
Revenues	$ 4,426.0	$ 3,997.5	$ 3,722.2	$ 3,358.4	$ 3,324.9
Operating earnings	$ 703.2	$ 585.0	$ 511.2	$ 418.7	$ 376.6
+ Depreciation and amortization	90.4	88.7	93.9	90.3	89.3
= EBITDA	$ 793.6	$ 673.7	$ 605.1	$ 509.0	$ 465.9
Operating earnings before restructuring charges	$ 703.2	$ 585.0	$ 511.2	$ 435.1	$ 400.6
+ Depreciation and amortization	90.4	88.7	93.9	90.3	89.3
= EBITDA before restructuring charges	$ 793.6	$ 673.7	$ 605.1	$ 525.4	$ 489.9
Capital expenditures	$ 60.8	$ 69.9	$ 73.0	$ 54.7	$ 57.6
Total assets	$ 3,960.8	$ 3,600.9	$ 3,591.8	$ 3,433.2	$ 3,394.0
Return on revenues	15.9%	14.6%	13.7%	12.5%	11.3%
Return on revenues before restructuring charges	15.9%	14.6%	13.7%	13.0%	12.0%
Return on average assets	18.6%	16.3%	14.6%	12.3%	11.0%
Return on average assets before restructuring charges	18.6%	16.3%	14.6%	12.7%	11.7%
EBITDA					
Return on revenues	17.9%	16.9%	16.3%	15.2%	14.0%
Return on average assets	21.0%	18.7%	17.2%	14.9%	13.5%
EBITDA before restructuring charges					
Return on revenues	17.9%	16.9%	16.3%	15.6%	14.7%
Return on average assets	21.0%	18.7%	17.2%	15.4%	14.2%
GEOGRAPHIC STATISTICS					
Revenue by destination					
Domestic	$ 3,113.5	$ 2,844.9	$ 2,669.7	$ 2,445.1	$ 2,492.3
International	1,312.5	1,152.6	1,052.5	913.3	832.6

These Electrical Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 17 of this report.

REVENUES

(in billions)



7% CAGR
$5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06

OPERATING EARNINGS[1]

(in millions)

[1] Before restructuring charges.



15% CAGR
$700
560
420
280
140
0
02
03
04
05
06

Tools Highlights

($ in millions)

	2006	2005	2004	2003	2002
FINANCIAL STATISTICS					
Revenues	$ 758.6	$ 732.9	$ 740.7	$ 703.0	$ 635.6
Operating earnings	$ 85.6	$ 66.7	$ 62.7	$ 39.4	$ 14.6
+ Depreciation and amortization	20.0	20.1	21.7	26.9	29.1
= EBITDA	$ 105.6	$ 86.8	$ 84.4	$ 66.3	$ 43.7
Operating earnings before restructuring charges	$ 85.6	$ 66.7	$ 62.7	$ 39.0	$ 27.3
+ Depreciation and amortization	20.0	20.1	21.7	26.9	29.1
= EBITDA before restructuring charges	$ 105.6	$ 86.8	$ 84.4	$ 65.9	$ 56.4
Capital expenditures	$ 9.1	$ 12.4	$ 10.2	$ 12.8	$ 12.2
Total assets	$ 686.6	$ 700.5	$ 737.0	$ 734.6	$ 724.2
Return on revenues	11.3%	9.1%	8.5%	5.6%	2.3%
Return on revenues before restructuring charges	11.3%	9.1%	8.5%	5.5%	4.3%
Return on average assets	12.3%	9.3%	8.5%	5.4%	1.9%
Return on average assets before restructuring charges	12.3%	9.3%	8.5%	5.3%	3.5%
EBITDA					
Return on revenues	13.9%	11.8%	11.4%	9.4%	6.9%
Return on average assets	15.2%	12.1%	11.5%	9.1%	5.7%
EBITDA before restructuring charges					
Return on revenues	13.9%	11.8%	11.4%	9.4%	8.9%
Return on average assets	15.2%	12.1%	11.5%	9.0%	7.3%
GEOGRAPHIC STATISTICS					
Revenue by destination					
Domestic	$ 415.6	$ 420.0	$ 411.7	$ 379.0	$ 354.3
International	343.0	312.9	329.0	324.0	281.3

These Tools Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 17 of this report.

REVENUES

(in millions)



5% CAGR
$1,000
800
600
400
200
0
02
03
04
05
06

OPERATING EARNINGS [1]

(in millions)

[1] Before restructuring charges.



33% CAGR
$100
80
60
40
20
0
02
03
04
05
06

Report of Management on Disclosure and Compliance

2006

The Sarbanes-Oxley Act of 2002 (SOX), combined with the regulations of the Securities and Exchange Commission (SEC) and related SEC-approved corporate governance listing requirements of the New York Stock Exchange (NYSE), continue to have a significant impact on the corporate governance, record keeping and public disclosure obligations of Cooper and other publicly traded companies. Cooper complies with all sections of SOX, the related SEC rules and NYSE requirements, including certification by the Chief Executive Officer and Chief Financial Officer of the integrity and accuracy of Cooper's financial statements, and certification by the Chief Executive Officer of compliance with the NYSE corporate governance standards.

The law also requires Cooper to maintain procedures to provide reasonable assurance that the Company is able to collect, process and disclose the information required in the Company's quarterly and annual reports, as well as current reports on Form 8-K. The law also requires periodic review and evaluation of these reporting procedures. Here, too, Cooper fully complies with these regulations.

Cooper's management continues to hold primary responsibility for the Consolidated Financial Statements and other information included herein and in the Annual Report on Form 10-K and for ascertaining that the data fairly reflects the Company's financial position, results of operations and cash flows. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles, and such statements necessarily include amounts that are based on best estimates and judgments, with appropriate consideration given to materiality.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by the careful selection and training of qualified personnel, a proper division of responsibilities and the dissemination of written policies and procedures. During 2006, the Company conducted an assessment of its internal control program as required by Section 404 of SOX. This assessment did not identify any material weaknesses in Cooper's internal controls.

An internal audit program monitors the effectiveness of this control system. The Audit Committee of the Board of Directors, which is comprised solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets periodically with management and Cooper's internal auditors to review the work of each and to monitor the discharge by each of its responsibilities. The Vice President, Internal Audit, reports directly to the Audit Committee. The Audit Committee also hires independent auditors to help discharge its responsibilities and meets periodically with these independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls. In addition, the Company, acting through the Audit Committee, has implemented a procedure providing for the confidential submission by employees to the Corporate Ethics Committee, with notice to the Audit Committee, of concerns regarding any questionable accounting or auditing matters.

Ernst & Young, LLP, Cooper's independent auditors, is engaged to express an opinion on the Company's Consolidated Financial Statements. Their opinion is based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors. Ernst & Young, LLP is also engaged to attest to the effectiveness of the Company's internal controls as required under Section 404 of SOX.

Cooper's commitment to transparency in the Company's financial reporting is only one aspect of the Company's 173-year tradition of operating in accordance with the highest ethical standards. Cooper strives in all its dealings with investors, customers, suppliers, employees and the communities in which the Company operates to be honest and fair and to comply with all applicable laws. These principles are embodied in the Company's Code of Ethics and Business Conduct, which is supplemented by specific corporate policies and procedures that provide employees clear guidance on what constitutes proper behavior when acting on behalf of the Company. The Code is available to all Cooper employees on Cooper's website. Certain employees, including all executive employees and employees in key functions such as purchasing, sales, engineering, human resources, finance and accounting, are required to certify periodically that they have not committed violations of the Code and have no conflicts of interest, as defined in the Code.

The Company's compliance program is managed by the Corporate Ethics Committee, composed of three senior officers of the Company. The Committee interprets the Code, resolves compliance questions and potential conflicts of interest, develops policies and oversees the activities of Corporate Compliance Officers. These officers are appointed for specific compliance areas within the Company. They keep informed of changes in the law and educate employees within their respective areas. During 2006, as in prior years, numerous training sessions were conducted for employees on ethics and compliance and legal topics such as antitrust law, import/export law, environmental compliance, workplace safety, anti-bribery laws, product safety and others.

The Company maintains a Corporate Ethics Hotline so that employees who believe that a violation of the Code has been committed can report the suspected violation to the Corporate Ethics Committee. The Hotline may be accessed toll-free both from the United States and from countries in which Cooper has significant operations. Employees also may report suspected violations in writing to the Company's Chief Compliance Officer. All such reports are confidential. All reported suspected violations are investigated, and appropriate action, including disciplinary action, is taken by the Corporate Ethics Committee. At least annually, the Corporate Ethics Committee provides a written report of all compliance matters to the Audit Committee of the Board of Directors. We believe Cooper has a comprehensive and effective corporate compliance program.

Terry A. Klebe

Terry A. Klebe
Senior Vice President,
Chief Financial Officer

Kevin McDonald

Kevin M. McDonald
Senior Vice President,
General Counsel

Diane K. Schumacher

Diane K. Schumacher
Special Council and
Chief Compliance Officer

Kirk S. Hachigian
Chairman, President and
Chief Executive Officer

Board of Directors

Stephen G. Butler [1,4]
Retired Chairman
and Chief Executive
KPMG, LLP

Robert M. Devlin [2,3,4]
Chairman
Curragh Capital Partners
Principal Owner and Director
Forethought Financial Group

Ivor J. Evans [3,4]
Partner
Thayer Capital Partners
Retired Vice Chairman
Union Pacific Corporation

Kirk S. Hachigian [2]
Chairman, President and
Chief Executive Officer
Cooper Industries, Ltd.

Linda A. Hill [3,4]
Professor
Harvard Business School

James J. Postl [1,4]
Retired President and
Chief Executive Officer
Pennzoil Quaker State
Company

Dan F. Smith [2,3]
President and
Chief Executive Officer
Lyondell Chemical Company

Gerald B. Smith [1,4]
Chairman and
Chief Executive Officer
Smith Graham & Company

James R. Wilson [1,2,4]
Deputy Chairman
and Presiding
Non-Management Director
Cooper Industries, Ltd.
Retired Chairman, President
and Chief Executive Officer
Cordant Technologies Inc.

Management Team

SENIOR MANAGEMENT

Kirk S. Hachigian
Chairman, President and
Chief Executive Officer

Terry A. Klebe
Senior Vice President and
Chief Financial Officer

Kevin M. McDonald
Senior Vice President
and General Counsel

C. Thomas O'Grady
Senior Vice President,
Business Development

James P. Williams
Senior Vice President,
Human Resources

DIVISION PRESIDENTS

Curt J. Andersson
President
Cooper Crouse-Hinds
Syracuse, New York

Neil Schrimsher
President
Cooper Lighting
Peachtree City, Georgia

Kevin C. Kissling
President
Cooper B-Line
Highland, Illinois

Gary A. Masse
Group President
Cooper Tools
Apex, North Carolina

Jeffrey M. Roberts
President
Cooper Wiring Devices
Peachtree City, Georgia

Axel Haack
President
Cooper Europe
Royal Leamington Spa
Warwickshire, England

Kevin M. Stein
President
Cooper Bussmann
Ellisville, Missouri

Michael A. Stoessl
Group President
Cooper Power Systems
Waukesha, Wisconsin

CORPORATE OFFICERS

Grant L. Gawronski
Vice President
International Operations

David T. Gunther
Vice President
Internal Audit

Terrance V. Helz
Associate General Counsel
and Secretary

Stephen M. Kole
Treasurer

Jeffrey B. Levos
Vice President
Finance

David L. Pawl
Vice President
Operations

James T. Pendley
Chief Marketing Officer

John B. Reed
Vice President
Taxes

Melissa Scheppele
Vice President
Business Systems

Robert W. Teets
Vice President
Environmental Affairs
and Risk Management

[1] Member of the Audit Committee
[2] Member of the Executive Committee
[3] Member of the Management Development and Compensation Committee
[4] Member of the Committee on Nominations and Corporate Governance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31330

Cooper Industries, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	**98-0355628**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
600 Travis, Suite 5800, Houston, Texas	**77002**
(Address of Principal Executive Offices)	(Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Shares, $0.01 par value	**The New York Stock Exchange**
Rights to Purchase Preferred Shares	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _X_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No _X_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2006 was $8,485,636,152 based on the closing sale price as reported on the New York Stock Exchange.

Number of registrant's common shares outstanding as of January 31, 2007 - 91,244,066 publicly traded Class A common shares, 13,046,201 Class A common shares held by the issuer's subsidiaries, and 54,810,129 Class B common shares held by the issuer's subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries, Ltd. Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 24, 2007 (Part II – Item 5, Part III – Items 10, 11, 12, 13 and 14)

TABLE OF CONTENTS

		Page
Part I		
Item 1:	Business	2
Item 1A:	Risk Factors	6
Item 1B:	Unresolved Staff Comments	8
Item 2:	Properties	8
Item 3:	Legal Proceedings	10
Item 4:	Submission of Matters to a Vote of Security Holders	13
Part II		
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	13
Item 6:	Selected Financial Data	15
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A:	Quantitative and Qualitative Disclosures about Market Risk	32
Item 8:	Financial Statements and Supplementary Data	32
Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	32
Item 9A:	Controls and Procedures	32
Item 9B:	Other Information	32
Part III		
Item 10:	Director, Executive Officers and Corporate Goverance	32
Item 11:	Executive Compensation	32
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	33
Item 13:	Certain Relationships and Related Transactions	33
Item 14:	Principal Accountant Fees and Services	33
Part IV		
Item 15:	Exhibits and Financial Statement Schedules	33

PART I

ITEM 1. BUSINESS

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries, Ltd., which was incorporated under the laws of Bermuda on May 22, 2001, and became the successor-registrant to Cooper Industries, Inc. on May 22, 2002.

Cooper operates in two business segments: Electrical Products and Tools. Cooper manufactures, markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 21 countries and currently employs approximately 31,000 people. Operations in the United States are conducted by wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major commercial countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of operations outside the United States, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with operations outside the United States compared with United States activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers and restrictions on the exchange and fluctuations of currency. Cooper generates the most non-U.S. revenues in Canada, Germany, France, Mexico and the United Kingdom. Cooper has operations in India, Malaysia and China and has several joint ventures with operations in China. Investments in emerging markets such as India, Malaysia and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to the Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 3, 7 and 16 of the Notes to the Consolidated Financial Statements.

With its two business segments, Cooper serves four major markets: the industrial, commercial construction, residential and utility markets. Cooper also serves the electronics and telecommunications markets. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being customer and end-user service, price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, wiring devices, support systems, hazardous duty electrical equipment, lighting fixtures, emergency lighting, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2006, approximately $83.5 million was spent for research and development activities as compared with approximately $71.5 million in 2005 and $70.6 million in 2004. Cooper obtains and holds patents on products and designs in the United States and many other countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2007. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper, or currently under negotiation with state regulatory agencies, have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to the Consolidated Financial Statements.

Approximately 62 percent of the United States hourly production work force of Cooper is employed in 45 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 38 percent of all hourly production employees exist with 17 bargaining units at 20 operations in the United States and with various unions at 32 operations in other countries. During 2006, new agreements were concluded covering hourly production employees at 7 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2006 was approximately $677.6 million, all of which is for delivery during 2007, compared with backlog of approximately $479.9 million at December 31, 2005.

Cooper's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available, free of charge, at the "Investor Center" tab on Cooper's website (www.cooperindustries.com) as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth in the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, hazardous duty electrical equipment, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters and other related power systems components.

The principal raw material requirements include: steel, copper, aluminum, aluminum ingots, brass, tin, lead, plastics, electronic components and insulating materials including transformer oil. These raw materials are available from and supplied by numerous sources located in the United States and other countries, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors.

Tools

The Tools segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include: flat and bar stock steel, brass, copper, fiberglass, aluminum, metal castings and forgings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources located in the United States and other countries.

Demand for nonpowered hand tools, assembly systems and industrial power tools is driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. The segment's products are sold by a company sales force, independent distributors and retailers.

COOPER INDUSTRIES, LTD.
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT

Electrical Products - Major Products and Brands

Access Cabinets, E2 Cabinets and **Enviroshield** electrical enclosures.
Arktite and **eXLink** plugs and receptacles.
Ametrix, **Corelite** and **Neo-Ray** indirect lighting products.
Aspire and **Siena** decorative wiring devices.
Aspire RF radio frequency controls, switches and receptacles.
AtLite commercial, exit and emergency lighting.
B-Line support systems, enclosures, fasteners.
Bussmann and **Buss** electrical and electronic fuses.
Cam-Lok electrical connectors.
Cannon Technologies and **Cybectec** software and automation technologies.
Capri cable accessories and flexible conduits.
CEAG emergency lighting systems and explosion protected electrical materials.
Cent-R-Rail and **Redi-Rail** metal rack units and cable trays.
Champ and **Hazard-Gard** HID and fluorescent lighting.
Coiltronics inductors and transformers.
Combined Technologies current-limiting fuses.
Condulet fittings and outlet bodies.
Cooper Fire, Fulleon and **Nugelec** fire detection systems.
Cooper Power Systems distribution transformers, power capacitors, voltage regulators, surge arresters and SCADA master stations.
Cooper Wiring Devices circuit protective devices.
Crompton lighting fixtures.
Crouse-Hinds and **CEAG** electrical construction materials and **Crouse-Hinds** aviation lighting products.
CUBEFuse fuses, fuse holders and fuse boxes.
DLS electrical wiring and control systems.
Domex electrical construction materials.
Dura-Cooper and **Dura-Green** epoxy coatings.
Edison and **Edison Pro** relays and fusegear.
Edison Series Metering residential and commercial meter bases.
Eletromec DIN style fuses.
Emerald consumer recessed and track lighting.
EMSA power transformers.
Envirotemp dielectric fluids.
EX-Cell and **NexT** industrial enclosures.
Fail-Safe high abuse, clean room and vandal-resistant lighting fixtures.
Fusetron electric fuses and protectors.
G&H specialty connectors.
Halo recessed and track lighting fixtures.
Hart-Lock electrical receptacles, caps, connectors and accessories.
INVUE outdoor architectural lighting.
IriS lighting systems.
JSB, Luminox and **Menvier** emergency lighting and fire detection systems.
Karp, Edison, Mercury and **B&S** electrical fuses.
Kearney fuses, connectors, tools and switches.
Kyle distribution switchgear.
Limitron electric fuses.
Low-Peak electric fuses.
Lumière specification grade landscape lighting.
Magnum terminal strips and disconnect blocks.
McGraw-Edison and **Lumark** indoor and outdoor lighting.
McGraw-Edison transformer components, cable accessories and fuses.
MEDC signals and alarms
Media Sync multi-media wiring systems
Metalux fluorescent lighting.
Mobile X-Ray specialty plugs and receptacles.
Mini-Line molded-to-cable miniature connectors.
MWS modular wiring systems.
Myers electrical hubs.
Nortem electrical construction materials.
NOVA reclosers, sectionalizers and switches.
Novitas occupancy sensors and switch packs.
Optima fuseholders.
Portfolio architectural recessed lighting.
Posi-Break electrical connectors.
Posi-Lok electrical panel units.
Power-Lock wiring devices, receptacles, caps and covers.
PowerPlus panel boards.
PowerStor carbon aerogel supercapacitors.
Pretronica and **Univel** emergency lighting and power systems.
RCM+ cable management systems.
Regalsafe signaling and life saving apparatus.
Regent security lighting systems.
Royer wiring devices, sockets and switches.
Ruff-in prefabricated mounting and support systems.
Scantronic and **Menvier** security systems.
Shaper specification and commercial grade lighting fixtures.
Shock Sentry sockets, connectors, and wall plates.
Streetworks outdoor lighting.
Sure-Lites exit and emergency lighting.
SurgBloc electrical voltage receptacles and surge suppressors.
TransX transient voltage protection devices.
UltraSIL surge arresters.
VariGap and **VariStar** surge arresters.
Wheelock signals, alarms and communication systems.
Willsher & Quick electrical enclosures.
WPI connectors and cable assemblies.

Tools - Major Products and Brands

Airetool, Automated Systems, Cleco, DGD, Dotco,Gardner-Denver*, and **Rotor Tool** industrial power tools and assembly Equipment.
Apex screwdriver bits, impact sockets and universal joints.
Campbell chain products.
Crescent pliers and wrenches.
Diamond farrier tools and horseshoes.
Erem precision cutters and tweezers.
Kahnetics dispensing systems.
Lufkin measuring tapes.
Master Power industrial air tools.
Metronix servos and drive controls.
Nicholson files and saws.
Plumb hammers.
Utica torque measuring and controls.
Weller soldering equipment.
Wire-Wrap solderless connection equipment.
Wiss and **H.K. Porter** cutting products.
Xcelite screwdrivers and nutdrivers.

* Gardner-Denver is a registered trademark of Gardner Denver, Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are utilized in products for the construction, industrial, transportation and consumer markets and to manufacturers in the electrical, electronic, telecommunications and transportation industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction, plant maintenance, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to utilities and manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, lumberyards and department stores; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 1A. RISK FACTORS

Our financial condition and performance are subject to various risks and uncertainties, including the risk factors described below. We may amend or supplement the risk factors from time to time by other reports that we file with the SEC in the future.

Our Businesses Are Subject to Competitive Pressures.

Our businesses operate in markets that are highly competitive, and we compete on the basis of price, quality, service and/or brand name across the industries and markets served. Some of our competitors for certain products have greater sales, assets and financial resources than we do. Competitive pressures could affect prices we charge our customers or demand for our products, which could adversely affect our operating results.

Demand for Our Products Is Sensitive to the Economic Conditions in the Markets We Serve.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. Demand for non-powered hand tools, assembly systems and industrial power tools is driven by employment levels, industrial activity and consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. Reduced demand due to economic and market conditions could adversely affect our results of operations.

Price Increases or Significant Shortages of Raw Materials and Components Could Adversely Affect Our Operating Costs and the Competitive Position of Our Products.

Our major requirements for raw materials include steel, copper, aluminum, electronic components and plastics and, to a lesser degree brass, tin, lead, fiberglass, wood and insulating materials including transformer oil. We have multiple sources of supply for each of our major requirements, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products. Significant shortages could disrupt the supply of raw materials or price increases could affect prices we charge our customers, our product costs, and the competitive position of our products and services, which could adversely affect our results of operations.

Operations and Supply Sources Located Outside the United States, Particularly Emerging Markets, Are Subject to Increased Risks.

Our operating activities outside the United States contribute significantly to our revenues and earnings. Serving a global customer base and remaining competitive in the global market place requires that we place more production in countries other than the United States, including emerging markets, to capitalize on market opportunities and maintain a cost-efficient structure. In addition, we source a significant amount of raw materials and other components from third-party suppliers or joint-venture operations in low-cost countries. Our operations outside the United States could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns. Operations outside the United States are also subject to certain regulatory and economic uncertainties including trade barriers and restrictions on the exchange and fluctuations of currency. We believe that our operations in emerging markets such as China, India and Malaysia are subject to greater risks related to these political and economic uncertainties as compared to most countries where Cooper has operations.

Our Key Strategic Initiatives Affect Our Ability to Grow Revenues, Control Costs and Improve Productivity.

Our operating model is built on a platform of key strategic initiatives that are designed to grow revenues, control costs and improve productivity. Our ability to execute and realize the expected benefits from our strategic initiatives affects our revenues and operating costs. Also, our operations could be disrupted by manufacturing rationalizations and system conversions relating to the implementation of the Enterprise Business System.

We Engage in Acquisitions and May Encounter Difficulties in Integrating These Businesses.

We are a company that, from time to time, seeks to grow through strategic acquisitions. The success of these transactions depends on our ability to integrate the assets and personnel acquired in these transactions. We may encounter difficulties in integrating acquisitions with our operations and may not realize the degree or timing of the benefits that we anticipated from an acquisition.

We Have Liability Exposure for Asbestos-Related Claims.

We have owned businesses that produced and sold products that contained asbestos. We, therefore, have potential liability arising from individuals claiming illness from exposure to asbestos. Insurance policies satisfy portions of claim settlements and related legal costs. We have reached a proposed settlement agreement, subject to a vote of creditors and court approval, that provides for us to resolve asbestos claims arising from our former Abex Friction Products business by participating in a 524(g) trust that is part of Federal-Mogul Corporation's bankruptcy plan of reorganization. If our participation in the 524(g) trust is not approved, we will adjust the estimates of our recorded liabilities and insurance recoveries related to the matter. Those adjustments may be significant.

We Could Incur a Material Amount of Taxes if There Are Unfavorable Changes in the Tax Laws or Their Interpretation.

Changes in tax laws, tax treaties or tax regulations or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdiction could have a material adverse impact on our financial statements. On May 22, 2002, we reorganized Cooper and became a publicly traded Bermuda company. Among other benefits, the inversion reorganization improved our worldwide effective tax rate and increased our cash flow. Recently, and in prior years, there have been attachments to legislation in the Senate to eliminate the tax benefit realized by certain inverted companies. Previous attempts to enact this legislation have failed to pass both Houses of Congress. Depending on the terms, if enacted into law, such proposed legislation could have a material impact on our financial statements.

Inability to Maintain Access to Capital Markets May Adversely Affect Our Business and Financial Results.

Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations may require access to the capital markets and sufficient bank credit lines to support short-term borrowings. If we are unable to access the capital markets, we could experience a material adverse affect on our business and financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

On December 31, 2006, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 19,269,617 square feet of space, of which approximately 80 percent was owned and 20 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment. Certain equipment and production facilities have been financed by industrial revenue bonds issued by local government authorities and are subject to security arrangements customary in such financing.

Segment	Number of Employees	Number and Nature of Facilities: Manufacturing	Warehouse	Sales	Other	Square Footage of Plants and Facilities: Owned	Leased
Electrical Products	25,228	82	21	79	3	11,425,716	3,362,633
Tools	5,035	25	4	7	-	3,996,390	349,252
Other	298	-	-	-	2	-	135,626
Total	30,561	107	25	86	5	15,422,106	3,847,511

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	United States	Europe (Other Than UK)	United Kingdom	Mexico	South America	Australia	Canada	China	Republic of China	India	Korea	Malaysia
Electrical Products	39	10	12	10	2	1	-	4	1	1	1	1
Tools	12	7	-	2	2	1	1	-	-	-	-	-
Total	51	17	12	12	4	2	1	4	1	1	1	1

* Does not include joint venture operations. Some facilities are shared by Electrical Products and Tools operations.

ITEM 3. LEGAL PROCEEDINGS

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not rejected the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2006, a total of 141,529 Abex Claims were filed, of which 110,229 claims have been resolved leaving 31,300 Abex Claims pending at December 31, 2006, that are the responsibility of Federal-Mogul. During the year ended December 31, 2006, 3,806 claims were filed and 10,941 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,960 before insurance. A total of $107.4 million was spent on defense costs for the period August 28, 1998 through December 31, 2006. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims. However, insurance recovery is currently at a lower percentage (approximately 30%) due to exhaustion of primary layers of coverage and litigation with certain excess insurers.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue.

Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul would reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

In December 2005, Cooper announced that the Company and other parties involved in the resolution of the Federal-Mogul bankruptcy proceeding had reached an agreement regarding Cooper's participation in Federal Mogul's proposed 524(g) asbestos trust. By participating in this trust, Cooper would resolve its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval, approval of 75 percent of the current Abex asbestos claimants and certain other approvals. The settlement would resolve more than 38,000 pending Abex Claims as of December 31, 2005. Future claims would be resolved through the bankruptcy trust, and Cooper would be protected against future claims by an injunction to be issued by the district court upon plan confirmation.

Key terms and aspects of the proposed settlement agreement included Cooper agreeing to pay $130 million in cash into the trust, with $115 million payable upon Federal-Mogul's emergence from bankruptcy. The remainder would be due on January 15, 2007, or upon emergence from bankruptcy, if later. Cooper would receive a total of $37.5 million during the funding period from other parties associated with the Federal-Mogul bankruptcy. Cooper would further provide the trust 1.4 million shares of Cooper common stock upon Federal-Mogul's emergence from bankruptcy. The agreement provided that the trust may, during the first year after issuance, sell these shares to Cooper at market prices and, thereafter, in open market transactions.

The proposed settlement agreement also provided for further payments by Cooper subject to the amount and timing of insurance proceeds. Cooper agreed to make 25 annual payments of up to $20 million each, reduced by certain insurance proceeds received by the trust. In years that the insurance proceeds exceed $17 million, Cooper would be required to contribute $3 million with the excess insurance proceeds carried over to the next year. The trust would retain 10 percent of the insurance proceeds for indemnity claims paid by the trust until Cooper's obligation is satisfied and would retain 15 percent thereafter. The agreement also provided for Cooper to receive the insurance proceeds related to indemnity and defense costs paid prior to the date a stay of current claims is entered by the bankruptcy court. Cooper would also be required to forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. In addition, the parties involved had agreed to petition the court for a stay on all current claims outstanding.

Although the payments related to the settlement could extend to 25 years and the collection of insurance proceeds could extend beyond 25 years, the liability and insurance would be undiscounted on Cooper's balance sheet as the amount of the actual annual payments is not reasonably predictable.

A critical term of the proposed settlement was the issuance of a preliminary injunction staying all pending Abex asbestos claims. At a hearing on January 20, 2006, other parties to the bankruptcy proceedings were unable to satisfy the court's requirements to grant the required preliminary injunction. As a result, the proposed settlement agreement required renegotiation of certain terms. The final determination of whether Cooper will participate in the Federal-Mogul 524(g) trust was unknown. However, Cooper management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a revised settlement approximating the December 2005 proposed settlement. Accordingly, Cooper recorded a $227.2 million after-tax discontinued operations charge, net of a $127.8 million income tax benefit, in the fourth quarter of 2005.

The fourth quarter 2005 charge to discontinued operations included payments to a 524(g) trust over 25 years that were undiscounted, and the insurance recoveries only included recoveries where insurance in place agreements, settlements or policy recoveries were probable. If the negotiations with the Representatives in early 2004 had resulted in an agreement, Cooper would have paid all the consideration when Federal-Mogul emerged from bankruptcy and the 524(g) trust was formed and would have relinquished all rights to insurance. The lack of discounting and the limited recognition of insurance recoveries in the fourth quarter 2005 charge to discontinued operations are a significant component of the increase in the accrual for discontinued operations. While it is not possible to quantify, the accrual for discontinued operations also includes a premium for resolving the inherent uncertainty associated with resolving Abex claims though the tort system. If Cooper is unable to reach a settlement to participate in the Federal-Mogul 524(g) trust, the accrual for discontinued operations potentially may have to be reduced to the estimated liability and related insurance recoveries through the tort system. There are numerous assumptions that are required to project the liability in the tort system and Cooper has not completed the analysis and determined the liability that would be recorded under this scenario.

Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Cooper included insurance recoveries of approximately $215 million pre-tax in the fourth quarter 2005 charge to discontinued operations discussed above. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance in place agreements are consummated and settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

On July 7, 2006, Cooper announced a revised agreement had been reached regarding Cooper's participation in Federal-Mogul's 524(g) trust. The revised proposed settlement agreement remains subject to court approval, to approval by 75 percent of the current Abex asbestos claimants and to certain other approvals.

Key terms and aspects of the revised proposed settlement agreement include Cooper agreeing to pay $256 million in cash into the trust on the date Federal-Mogul emerges from bankruptcy, which includes elimination of the contribution of 1.4 million common shares to the trust by increasing the cash contribution. Removing Cooper common stock as a component of the revised settlement agreement eliminates additional charges and reversals of charges that may have occurred to account for any changes in the market value of Cooper stock. Cooper has or will receive $37.5 million from other parties toward its cash obligation.

As in the December 2005 agreement, Cooper has agreed to make 25 annual payments of up to $20 million each to the trust with such payments being reduced by insurance proceeds. The minimum annual payment of $3 million in the December 2005 agreement has been eliminated. However, Cooper has agreed to make advances, beginning in 2015 through 2021, in the event the trust is unable to pay outstanding qualified claims at 100 percent of the value provided for in the trust agreement. In the event that advances are made by Cooper, they will accrue interest at 5 percent per annum, and will be repaid in years where excess funds are available in the trust or credited against the future year annual payments. The maximum advances are $36.6 million.

Cooper will pay all defense costs through the date Federal-Mogul emerges from bankruptcy and will be reimbursed for indemnity payments to the extent such payments are eligible for payment from the trust. Cooper will retain the rights to receive the insurance proceeds related to indemnity and defense costs paid prior to the date Federal-Mogul emerges from bankruptcy. For claims paid by the trust, the trust will retain 10 percent of any reimbursed insurance proceeds for the first 25 years and thereafter will retain 15 percent.

As in the December 2005 proposed agreement, Cooper will forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. However, under the revised proposed agreement, which is subject to court approval, in the event that Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, Cooper would receive a cash payment of $138 million on the date Federal-Mogul emerges from bankruptcy and 20 percent of any insurance policy settlements related to the former Wagner business purchased by Federal-Mogul in 1998. If Cooper participates in the trust, it will receive 12 percent of any Wagner insurance settlements.

Accordingly, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006.

The revised proposed settlement agreement has been incorporated into Federal-Mogul's Fourth Amended Joint Plan of Reorganization, which was filed on November 21, 2006.

On February 2, 2007, the U.S. Bankruptcy Court for the District of Delaware approved the adequacy of Federal-Mogul's Supplemental Disclosure Statement describing the Fourth Amended Joint Plan of Reorganization. The Court also approved the Voting Procedures and ordered that the voting period shall expire on April 6, 2007. In addition, any objections to the Fourth Amended Plan must be filed with the Court by April 6, 2007 and the Court set the dates for a hearing on confirmation of the Plan on May 8 and 9, 2007. If the Plan is confirmed, Federal-Mogul could emerge from bankruptcy in mid-year 2007.

From a cash flow perspective, Cooper management continues to believe that a settlement on the terms of the revised agreement would allow Cooper to continue to grow through acquisitions and return cash to shareholders through dividends and stock repurchases. The settlement agreement remains subject to bankruptcy court approval, approval by the current claimants and other matters. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $529.6 million at December 31, 2006 and $526.3 million at December 31, 2005.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Cooper Class A common shares (symbol – CBE) are listed on the New York Stock Exchange. Options for Cooper Class A common shares are listed on the American Stock Exchange. Cooper Class B common shares are not publicly traded. The Class B common shares were issued to Cooper Industries, Inc. in connection with the reincorporation merger in May 2002 whereby Cooper Industries, Inc., formerly the publicly traded parent company, became a wholly-owned subsidiary of Cooper Industries, Ltd. Effective January 1, 2005, the Class B common shares were transferred to Cooper US, Inc., which is a wholly-owned Cooper subsidiary. Cooper US, Inc. is the only holder of Class B common shares. The holders of Class B common shares are not entitled to vote, except as to matters for which the Bermuda Companies Act specifically requires voting rights for otherwise non-voting shares. Cooper Industries, Ltd. and Cooper subsidiaries holding Class A or Class B common shares have entered into a voting agreement whereby any Class A or Class B common shares held by such Cooper subsidiaries will be voted (or abstained from voting) in the same proportion as the other holders of Class A common shares. Therefore, Class A and Class B common shares held by Cooper subsidiaries do not dilute the voting power of the Class A common shares held by the public.

As of January 31, 2007 there were 21,647 record holders of Cooper Class A common shares and one holder of Cooper Class B common shares.

The high and low quarterly sales prices for the past two years of Cooper Class A common shares as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	2	3	4
2006	High	$87.85	$96.12	$94.03	$94.69
	Low	72.03	81.74	79.95	85.00
2005	High	$72.65	$72.28	$69.77	$75.75
	Low	64.12	62.10	62.08	66.05

Annual cash dividends declared on Cooper's Class A and Class B common shares during 2005 and 2006 were $1.48 a share ($.37 a quarter). On February 14, 2007, the Board of Directors declared an increase in the quarterly dividend to $.42 a share (or $1.68 on an annualized basis). This represents a 14 percent increase over the prior dividend rate. On February 14, 2007, the Board of Directors also approved a 2-for-1 stock split to shareholders of record as of February 28, 2007. As a result of the 2-for-1 stock split, the increase in the dividend will equate to a quarterly dividend of $.21 a share (or $.84 on an annualized basis). The increase in the dividend rate will be effective for the dividend paid on April 2, 2007. Based on Cooper's capital structure in 2006, all of the dividend distributions paid by it in 2006 are treated as a return of capital to its shareholders. For dividends payable in 2007, Cooper currently anticipates that based on its capital structure all or a substantial portion of its dividend distributions will be treated as a return of capital to its shareholders. Cooper's subsidiaries waived the right to receive all dividends on Class A and Class B common shares that were payable in 2004. For the dividends payable in 2005 and 2006, Cooper's subsidiaries that held Class A and Class B shares received dividends on such shares.

The following table reflects activity related to equity securities purchased by Cooper's wholly-owned subsidiaries during the three months ended December 31, 2006:

Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
As of 9/30/06				3,631,250
10/01/06 – 10/31/06	-	$ -	-	3,631,250
11/01/06 – 11/30/06	-	$ -	-	3,631,250
12/01/06 – 12/31/06	27,900	$ 89.78	27,900	5,103,350 (2)
Total	27,900	$ 89.78	27,900	

(1) On November 2, 2004, Cooper's Board of Directors authorized the repurchase of up to five million additional shares of Cooper's Class A common stock. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans.

(2) For 2007, Cooper's current estimate is that 1.5 million shares will be issued under equity compensation plans, which is reflected in the above table.

Further information required by this Item is set forth under the caption "Equity Compensation Plan Information" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2007 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2006. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2006	2005	2004	2003	2002
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 5,184.6	$ 4,730.4	$ 4,462.9	$ 4,061.4	$ 3,960.5
Income from continuing operations	$ 484.3	$ 391.1	$ 339.8	$ 274.3	$ 213.7
Charge from discontinued operations, net of taxes	20.3	227.2	--	126.0	--
Net income	$ 464.0	$ 163.9	$ 339.8	$ 148.3	$ 213.7
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 5.28	$ 4.23	$ 3.67	$ 2.96	$ 2.29
Charge from discontinued operations	.22	2.46	--	1.36	--
Net income	$ 5.06	$ 1.77	$ 3.67	$ 1.60	$ 2.29
Diluted -					
Income from continuing operations	$ 5.16	$ 4.12	$ 3.58	$ 2.92	$ 2.28
Charge from discontinued operations	.21	2.39	--	1.34	--
Net income	$ 4.95	$ 1.73	$ 3.58	$ 1.58	$ 2.28
BALANCE SHEET DATA (at December 31):					
Total assets	$ 5,374.8	$ 5,215.1	$ 5,407.8	$ 4,965.3	$ 4,687.9
Long-term debt, excluding current maturities	702.8	1,002.9	698.6	1,336.7	1,280.7
Shareholders' equity	2,475.3	2,205.2	2,286.5	2,118.2	2,002.4
CASH DIVIDENDS PER COMMON SHARE	$ 1.48	$ 1.48	$ 1.40	$ 1.40	$ 1.40

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. Discontinued operations charges of $20.3 million, net of a $11.4 million income tax benefit in 2006; $227.2 million, net of a $127.8 million income tax benefit in 2005 and $126.0 million, net of a $70.9 million income tax benefit in 2003 were recorded for potential liabilities related to the Automotive Products segment sale and the Federal-Mogul bankruptcy. See Note 16 of the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes certain forward-looking statements. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. Important factors which may affect the actual results include, but are not limited to, the resolution of Federal-Mogul's bankruptcy proceedings, political developments, market and economic conditions, changes in raw material, transportation and energy costs, industry competition, the ability to execute and realize the expected benefits from strategic initiatives including revenue growth plans and cost-control and productivity improvement programs, the magnitude of any disruptions from manufacturing rationalizations and the implementation of the Enterprise Business System, changes in mix of products sold, mergers and acquisitions and their integration into Cooper, the timing and amount of any stock repurchases by Cooper, changes in financial markets including currency exchange rate fluctuations and changing legislation and regulations including changes in tax law, tax treaties or tax regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Cooper believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Cooper recognizes revenues when products are shipped and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances was $73.4 million and $62.5 million at December 31, 2006 and 2005, respectively.

Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $65.6 million at December 31, 2006 and $58.7 million at December 31, 2005.

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, discount rates and estimated future employee earnings and demographics. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Differences between actuarial assumptions and estimates and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a calculated minimum annual amount are amortized and recognized in net periodic pension cost over the average remaining service period of active employees.

Total net periodic pension benefits cost was $31.0 million in 2006, $18.9 million in 2005 and $18.9 million in 2004. During 2006, Cooper announced that effective January 1, 2007, future benefit accruals will cease under the Cooper U.S. Salaried Pension Plan. Cooper recognized a $4.2 million curtailment loss in 2006 as a result of this action. During 2006, Cooper also recognized a $4.1 million settlement loss primarily in connection with the retirement of senior executives. Total net periodic pension benefits cost is currently expected to decline to approximately $2.1 million in 2007 primarily due to the elimination of service cost on the salaried pension plan and non-recurrence of the 2006 losses discussed above. Beginning in 2007, Cooper will make a cash contribution equal to 3% of compensation to the Cooper Retirement Savings and Stock-Ownership Plan ("CO-SAV"). Cooper will further increase the company-matching contribution under the CO-SAV plan to a dollar-for-dollar match up to 6% of employee contributions. The net periodic pension benefit cost for 2007 has been estimated assuming a discount rate of 5.75% and an expected return on plan assets of 8.25%. See Note 13 of the Notes to the Consolidated Financial Statements.

The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense. Differences between assumptions and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a minimum annual amount are amortized and recognized in net periodic postretirement benefit cost over the average remaining life expectancy of the participants. Cooper announced the elimination of postretirement life insurance for active employees effective January 1, 2007. As a result, Cooper recognized a $3.2 million curtailment gain in the second quarter of 2006. Excluding the curtailment gain, net periodic postretirement benefit cost decreased to $0.8 million in 2006, primarily as a result of plan amendments related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, compared to $3.6 million in 2005 and $5.5 million in 2004. Net periodic postretirement benefit cost is expected to be approximately $0.7 million in 2007, assuming a discount rate of 5.75%. See Note 13 of the Notes to the Consolidated Financial Statements.

Stock-based compensation expense is recorded for stock-option grants, performance-based and restricted stock awards based upon fair value. The fair value of stock option awards are estimated at the grant date using the Black-Scholes-Merton option pricing model, which includes assumptions for volatility, expected term, risk-free interest rate and dividend yield. Expected volatility is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock and other factors. Historical data is used to estimate employee termination experience and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of performance-based and restricted stock awards granted are measured at the market price on the grant date. Performance awards are typically arranged in levels, with increasing number of shares earned as higher levels of growth are achieved. Performance goals are currently assumed to be achieved at the maximum level. If goal-level assumptions are not met, stock-based compensation expense is adjusted and previously recognized compensation expense would be reversed. Total stock-based compensation expense was $29.1 million in 2006, $40.3 million in 2005, and $22.1 million in 2004. See Note 10 of the Notes to the Consolidated Financial Statements.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, Cooper's estimate of its environmental liabilities may change. The liability for environmental remediation was $29.7 million at December 31, 2006 and $32.7 million at December 31, 2005. See Note 7 of the Notes to the Consolidated Financial Statements.

Cooper records current tax liabilities as well as deferred tax assets and liabilities for those taxes incurred as a result of current operations but deferred until future periods. The annual provision for income taxes is the sum of both the current and deferred tax amounts. Current taxes payable represents the liability related to Cooper's income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities reported on Cooper's consolidated balance sheet. Deferred tax assets or liabilities are determined based upon differences between the book basis of assets and liabilities and their respective tax basis as measured by the enacted tax rates that Cooper estimates will be in effect when these differences reverse. In addition to estimating the future applicable tax rates, Cooper must also make certain assumptions regarding whether tax differences are permanent or temporary and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Cooper has established valuation allowances when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2006, there were no significant changes in the methodologies utilized to calculate Cooper's tax provision or related tax balance sheet accounts.

Cooper is subject to income taxes in both the United States and numerous non-U.S. jurisdictions. Cooper is regularly under examination by various tax authorities. United States federal and state tax authorities and tax authorities in other countries have challenged the amount of taxes due for certain tax periods. Cooper evaluates the potential exposure associated with various filing positions and records a liability for tax contingencies. Although Cooper believes all tax positions are reasonable and properly reported in accordance with applicable tax laws and regulations in effect during the periods involved, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on audits and litigation, a material effect on Cooper's consolidated cash flows in the period or periods for which that determination is finalized could result. However, management does not believe that any of these matters will have a material effect on Cooper's consolidated financial position or consolidated results of operations. See Note 12 of the Notes to the Consolidated Financial Statements.

During the fourth quarter of 2005, Cooper revised the accrual that represents its best estimate of liabilities related to the sale of the Automotive Products business to Federal-Mogul in 1998. During the three year period ending December 31, 2006, Cooper accounted for payments made to settle asbestos-related cases by reducing the accrual and insurance recoveries collected during the periods as increases to the accrual. Subsequent proceeds from insurance claims for settlements would increase the accrual. The analysis of Cooper's contingent liability exposure for asbestos-related claims involving Abex products was conducted in the fourth quarter of 2001 with assistance from independent advisors, Bates White, LLC, and assumed future resolution of the Abex-related asbestos claims within the Federal-Mogul bankruptcy proceeding. As discussed in Note 16 of the Notes to the Consolidated Financial Statements, throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with representatives of Federal-Mogul, its bankruptcy committees and the future claimants ("Representatives") regarding participation in Federal-Mogul's proposed 524(g) asbestos trust.

Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul would reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge in the fourth quarter of 2003.

In December 2005, Cooper announced that the Company and other parties involved in the resolution of the Federal-Mogul bankruptcy proceeding had reached an agreement regarding Cooper's participation in Federal Mogul's proposed 524 (g) asbestos trust. By participating in this trust, Cooper would resolve its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval, approval of 75 percent of the current Abex asbestos claimants and certain other approvals. The settlement would resolve more than 38,000 pending Abex claims as of December 31, 2005. Future claims would be resolved through the bankruptcy trust, and Cooper would be protected against future claims by an injunction to be issued by the district court upon plan confirmation.

Key terms and aspects of the proposed settlement agreement included Cooper agreeing to pay $130 million in cash into the trust, with $115 million payable upon Federal-Mogul's emergence from bankruptcy. The remainder would be due on January 15, 2007, or upon emergence from bankruptcy, if later. Cooper would receive a total of $37.5 million during the funding period from other parties associated with the Federal-Mogul bankruptcy. Cooper would further provide the trust 1.4 million shares of Cooper common stock upon Federal-Mogul's emergence from bankruptcy. The agreement provided that the trust may, during the first year after issuance, sell these shares to Cooper at market prices and, thereafter, in open market transactions.

The proposed settlement agreement also provided for further payments by Cooper subject to the amount and timing of insurance proceeds. Cooper agreed to make 25 annual payments of up to $20 million each, reduced by certain insurance proceeds received by the trust. In years that the insurance proceeds exceed $17 million, Cooper would be required to contribute $3 million with the excess insurance proceeds carried over to the next year. The trust would retain 10 percent of the insurance proceeds for indemnity claims paid by the trust until Cooper's obligation is satisfied and would retain 15 percent thereafter. The agreement also provided for Cooper to receive the insurance proceeds related to indemnity and defense costs paid prior to the date a stay of current claims is entered by the bankruptcy court. Cooper would also be required to forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. In addition, the parties involved had agreed to petition the court for a stay on all current claims outstanding.

Although the payments related to the settlement could extend to 25 years and the collection of insurance proceeds could extend beyond 25 years, the liability and insurance would be undiscounted on Cooper's balance sheet as the amount of the actual annual payments is not reasonably predictable.

A critical term of the proposed settlement was the issuance of a preliminary injunction staying all pending Abex asbestos claims. At a hearing on January 20, 2006, other parties to the bankruptcy proceedings were unable to satisfy the court's requirements to grant the required preliminary injunction. As a result, the proposed settlement agreement required renegotiation of certain terms. The final determination of whether Cooper will participate in the Federal-Mogul 524(g) trust was unknown. However, Cooper management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes is a revised settlement approximating the December 2005 proposed settlement. Accordingly, Cooper recorded a $227.2 million after-tax discontinued operations charge, net of a $127.8 million income tax benefit, in the fourth quarter of 2005.

The fourth quarter 2005 charge to discontinued operations included payments to a 524(g) trust over 25 years that were undiscounted, and the insurance recoveries only included recoveries where insurance in place agreements, settlements or policy recoveries were probable. If the negotiations with the Representatives in early 2004 had resulted in an agreement, Cooper would have paid all the consideration when Federal-Mogul emerged from bankruptcy and the 524(g) trust was formed and would have relinquished all rights to insurance. The lack of discounting and the limited recognition of insurance recoveries in the fourth quarter 2005 charge to discontinued operations are a significant component of the increase in the accrual for discontinued operations. While it is not possible to quantify, the accrual for discontinued operations also includes a premium for resolving the inherent uncertainty associated with resolving Abex claims though the tort system. If Cooper is unable to reach a settlement to participate in the Federal-Mogul 524(g) trust, the accrual for discontinued operations potentially may have to be reduced to the estimated liability and related insurance recoveries through the tort system. There are numerous assumptions that are required to project the liability in the tort system and Cooper has not completed the analysis and determined the liability that would be recorded under this scenario.

Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Cooper included insurance recoveries of approximately $215 million pre-tax in the fourth quarter 2005 charge to discontinued operations discussed above. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance in place agreements are consummated and settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

On July 7, 2006, Cooper announced a revised agreement had been reached regarding Cooper's participation in Federal-Mogul's 524(g) trust. The revised proposed settlement agreement remains subject to court approval, to approval by 75 percent of the current Abex asbestos claimants and to certain other approvals.

Key terms and aspects of the revised proposed settlement agreement include Cooper agreeing to pay $256 million in cash into the trust on the date Federal-Mogul emerges from bankruptcy, which includes elimination of the contribution of 1.4 million common shares to the trust by increasing the cash contribution. Removing Cooper common stock as a component of the revised settlement agreement eliminates additional charges and reversals of charges that may have occurred to account for any changes in the market value of Cooper stock. Cooper has or will receive $37.5 million from other parties toward its cash obligation.

As in the December 2005 agreement, Cooper has agreed to make 25 annual payments of up to $20 million each to the trust with such payments being reduced by insurance proceeds. The minimum annual payment of $3 million in the December 2005 agreement has been eliminated. However, Cooper has agreed to make advances, beginning in 2015 through 2021, in the event the trust is unable to pay outstanding qualified claims at 100 percent of the value provided for in the trust agreement. In the event that advances are made by Cooper, they will accrue interest at 5 percent per annum, and will be repaid in years where excess funds are available in the trust or credited against the future year annual payments. The maximum advances are $36.6 million.

Cooper will pay all defense costs through the date Federal-Mogul emerges from bankruptcy and will be reimbursed for indemnity payments to the extent such payments are eligible for payment from the trust. Cooper will retain the rights to receive the insurance proceeds related to indemnity and defense costs paid prior to the date Federal-Mogul emerges from bankruptcy. For claims paid by the trust, the trust will retain 10 percent of any reimbursed insurance proceeds for the first 25 years and thereafter will retain 15 percent.

As in the December 2005 proposed agreement, Cooper will forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. However, under the revised proposed agreement, which is subject to court approval, in the event that Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, Cooper would receive a cash payment of $138 million on the date Federal-Mogul emerges from bankruptcy and 20 percent of any insurance policy settlements related to the former Wagner business purchased by Federal-Mogul in 1998. If Cooper participates in the trust, it will receive 12 percent of any Wagner insurance settlements.

Accordingly, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006.

The revised proposed settlement agreement has been incorporated into Federal-Mogul's Fourth Amended Joint Plan of Reorganization, which was filed on November 21, 2006.

On February 2, 2007, the U.S. Bankruptcy Court for the District of Delaware approved the adequacy of Federal-Mogul's Supplemental Disclosure Statement describing the Fourth Amended Joint Plan of Reorganization. The Court also approved the Voting Procedures and ordered that the voting period shall expire on April 6, 2007. In addition, any objections to the Fourth Amended Plan must be filed with the Court by April 6, 2007 and the Court set the dates for a hearing on confirmation of the Plan on May 8 and 9, 2007. If the Plan is confirmed, Federal-Mogul could emerge from bankruptcy in mid-year 2007.

If a settlement within the 524(g) trust is in fact achieved on a basis consistent with the terms discussed above, Cooper will periodically assess the current overall adequacy of the accrual for discontinued operations, including updates to the assumptions regarding estimates of insurance recoveries, levels of defense and indemnity payments and other assumptions related to the matter. As this additional information becomes available, Cooper will record a charge or credit to the accrual for discontinued operations, which may be significant.

From a cash flow perspective, Cooper management continues to believe that a settlement on the terms of the revised agreement would allow Cooper to continue to grow through acquisitions and return cash to shareholders through dividends and stock repurchases. The settlement agreement remains subject to bankruptcy court approval, approval by the current claimants and other matters. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $529.6 million at December 31, 2006 and $526.3 million at December 31, 2005.

Results of Operations

Revenues

	Year Ended December 31,		
	2006	2005	2004
		(in millions)	
Electrical Products	$ 4,426.0	$ 3,997.5	$ 3,722.2
Tools	758.6	732.9	740.7
Total Revenues	$ 5,184.6	$ 4,730.4	$ 4,462.9

See the geographic information included in Note 15 of the Notes to the Consolidated Financial Statements for a summary of revenues by country.

2006 vs. 2005 Revenues Revenues for 2006 increased 10% compared to 2005. The impact of currency translation was nominal, while acquisitions, net of a small divestiture, added approximately 2% in revenues.

Electrical Products segment revenues for 2006, which represented 85% of revenues, increased approximately 11% compared to 2005. Currency translation had a nominal impact on 2006 revenues. The impact of acquisitions, net of a small divestiture, increased segment revenues by approximately 2%. All of the Electrical Products segment businesses posted revenue growth during 2006. Sales growth was a result of strong demand from industrial and utility markets, improvement in non-residential construction demand and successful expansion into developing international markets. These gains more than offset a decline in retail sales due to an overall slowdown in the residential market and ceding product lines in the channel over prices.

Tools segment revenues for 2006, which represented 15% of revenues, increased approximately 4% compared to 2005. Currency translation increased revenues by approximately 1%. Increased sales of hand tools were driven by new product introductions, strength in industrial markets and international expansion. These gains offset the loss of chain product position at a major retailer and the overall slowdown in the residential market. Demand for industrial power tools strengthened and strong fourth quarter shipments led to modest year over year growth in revenue from the automated systems business.

2005 vs. 2004 Revenues Revenues for 2005 increased 6% compared to 2004. The impact of currency translation increased revenues by approximately 1%.

Electrical Products segment revenues for 2005, which represented 85% of total revenues increased approximately 7% compared to 2004. Currency translation contributed approximately 1% to the revenue increase. All of Cooper's Electrical Products businesses experienced revenue growth over the prior year. Favorable industrial, utility and energy markets as well as steady commercial construction drove organic sales growth. Key initiatives to expand global presence and deliver new products were successful in penetrating new markets. Price increases in response to inflationary cost pressures also supported growth across the business lines.

Tools segment revenues, which represented 15% of total revenues, decreased approximately 1% compared to 2004. Currency translation increased revenues by approximately 1% in 2005. Solid industrial demand drove growth in hand tools, but continued weaknesses in the automotive markets resulted in declines in power tools and automated assembly systems revenues. Retail demand increased over the previous year for hand tools, while slowing in the fourth quarter from customer inventory realignments.

Operating Results

	Year Ended December 31,		
	2006	2005	2004
	(in millions, except per share data)		
Electrical Products	$ 703.2	$ 585.0	$ 511.2
Tools	85.6	66.7	62.7
Total Segment Operating Earnings	788.8	651.7	573.9
General Corporate Expense	89.6	91.9	77.3
Operating Earnings	699.2	559.8	496.6
Interest Expense, net	51.5	64.8	68.1
Income from Continuing Operations Before Income Taxes	647.7	495.0	428.5
Income Tax Expense	163.4	103.9	88.7
Income from Continuing Operations	484.3	391.1	339.8
Charge Related to Discontinued Operations	20.3	227.2	-
Net Income	$ 464.0	$ 163.9	$ 339.8
Diluted Earnings Per Share:			
Income from Continuing Operations	$ 5.16	$ 4.12	$ 3.58
Charge from Discontinued Operations	.21	2.39	-
Net Income	$ 4.95	$ 1.73	$ 3.58

Cooper measures the performance of its businesses exclusive of financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of traditional headquarters activities, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to the Consolidated Financial Statements.

2006 vs. 2005 Segment Operating Earnings Segment Operating Earnings were $788.8 million in 2006 compared to $651.7 million in 2005.

Electrical Products segment 2006 operating earnings increased 20% to $703.2 million from $585.0 million for 2005. Return on revenues was 15.9% for 2006 compared to 14.6% for 2005. The increase was primarily due to leverage of fixed costs on higher volume, favorable pricing offsetting inflation in production material costs, strong execution on productivity improvement initiatives, and a shift in sales mix away from the lower margin retail channel.

Tools segment 2006 operating earnings increased 28% to $85.6 million compared to $66.7 million for 2005. Return on revenues was 11.3% compared to 9.1% in 2005. The increase reflects leverage on fixed costs due to increased volume, improved sales mix, price increase realization and successful cost reduction initiatives.

2005 vs. 2004 Segment Operating Earnings Segment operating earnings were $651.7 million in 2005 compared to $573.9 million in 2004.

Electrical Products segment 2005 operating earnings increased 14% to $585.0 million from $511.2 million for 2004. Return on revenues was 14.6% for 2005, compared to 13.7% in 2004. The increase in operating earnings was due to higher revenues in key industrial, construction and utility markets and ongoing productivity improvement initiatives. Price increases sufficient to offset commodity and energy inflation also contributed to earnings. Partially offsetting these positive factors were higher selling and administrative costs in support of global expansion.

Tools segment 2005 operating earnings increased 6% to $66.7 million compared to $62.7 million in 2004. Return on revenues was 9.1% in 2005 and 8.5% in 2004. The increase in operating earnings resulted from ongoing productivity improvement initiatives and benefits from previously completed restructuring projects, which offset an overall revenue decline from broad-based weakness in capital spending by global automotive companies and weaker demand for power tools. Favorable price realization, which offset inflation in material and energy costs and reduced selling and administrative costs, also contributed to earnings.

Restructuring

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action included plans for the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. In 2005, Cooper finalized activities related to withdrawal from the multi-employer pension plan and recorded an additional $4.0 million pre-tax charge. The multiple-employer pension obligation was satisfied with a cash payment of $14.1 million in October 2006 representing full and final payment of the withdrawal liability. The remaining $5.9 million charge in 2003 primarily represented severance for announced employment reductions at several locations. As of December 31, 2006 and 2005, Cooper had paid $5.9 million and $5.3 million, respectively, for these actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel were eliminated as a result of these actions. Cooper estimates the annual savings from the personnel reductions was approximately $6 million, (net of the anticipated additional employees added in lower-cost regions) with most of the savings beginning in the first quarter of 2004. The majority of the eliminated costs previously were reflected as cost of sales.

See Note 2 of the Notes to the Consolidated Financial Statements for additional information on restructuring charges.

General Corporate Expense General Corporate expense decreased $2.3 million during 2006 to $89.6 million compared to $91.9 million for 2005. In 2005, General Corporate expense included additional stock-based compensation expense due to the accelerated vesting of expense related to the retirement of a senior executive as well as costs relating to reorganizing certain corporate activities.

Increased incentive costs and legal and environmental costs in 2006 were partially offset by the benefit of the 2005 additional costs discussed above not recurring and $5.1 million of income from Belden, Inc. ("Belden") as discussed below.

General corporate expense was reduced in 2006 by $5.1 million in proceeds received under an agreement with Belden. In 1993, Cooper completed an initial public offering of the stock of Belden, formerly a division of Cooper. Under the agreement, Belden and Cooper made an election that increased the tax basis of certain Belden assets. Belden is required to pay Cooper ninety percent of the amount by which Belden has actually reduced tax payments that would otherwise have been payable if the increase in the tax basis of assets had not occurred, as realized over substantially fifteen years. If Belden does not have sufficient future taxable income, it is possible that Belden will not be able to utilize the tax deductions arising from the increase in the tax basis of the assets resulting in a tax loss carryforward. Belden is not obligated to pay Cooper until a tax loss carryforward is utilized. Belden can carry any loss forward twenty years to offset future taxable income. Belden has incurred tax loss carryforwards and no proceeds under the Agreement were received in the prior three years. The timing and ultimate receipt of future payment are contingent upon the ultimate taxable income Belden reports each year.

General Corporate expense increased $14.6 million to $91.9 million during 2005 compared to $77.3 million during 2004. The increase was primarily associated with costs incurred to reorganize certain corporate activities, higher stock-based compensation costs from 2005 grants and accelerated vesting of stock-based compensation and other costs related to the retirement of a senior executive. Increased audit and Sarbanes-Oxley Act compliance expenses also contributed to the increase.

Interest Expense, Net Interest expense, net for 2006 decreased $13.3 million from 2005 as a result of both lower average debt balances and average interest rates. Average debt balances were $1.04 billion and $1.26 billion and average interest rates were 5.70% and 5.87% for 2006 and 2005, respectively.

The decline in the average interest rates was primarily the result of conversion of debt balances to lower interest-rate debt. The debt balance during 2005 included 6.25%, 300 million Euro bonds that matured in October 2005. Cooper partially funded repayment of this Euro bond debt with $325 million, 5.25% senior unsecured notes maturing in 2012. Proceeds from the notes were swapped to €272.6 million with cross-currency interest-rate swaps, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55%.

Interest expense, net for 2005 decreased $3.3 million from 2004 primarily as a result of lower average debt balances and additional interest earned on higher average cash balances, partially offset by higher average interest rates. Average debt balances were $1.26 billion and $1.34 billion, and average interest rates were 5.87% and 5.63% for 2005 and 2004, respectively.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt, which matures in July 2007. During 2006, Cooper recognized additional interest expense of $5.8 million due to the interest-rate swaps. During 2005 and 2004, Cooper recognized reductions of interest expense, net of $0.1 million and $5.1 million, respectively, related to the interest-rate swaps.

Income Tax Expense The effective tax rate attributable to continuing operations was 25.2% for 2006, 21.0% for 2005 and 20.7% for 2004. The increase is primarily related to increased taxable earnings in 2006 without a corresponding increase in tax benefits.

Charge Related to Discontinued Operations In the second quarter of 2006, Cooper recorded an additional charge of $20.3 million, net of an $11.4 million income tax benefit, related to potential asbestos obligations regarding the Automotive Products segment, which was sold in 1998. In the fourth quarter of 2005, Cooper concluded that additional charges of $227.2 million, net of a $127.8 million income tax benefit related to this matter were required in order to adjust the existing accrual to amounts within the likely range of outcomes. See Note 16 of the Notes to the Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations was $5.16 in 2006, $4.12 in 2005, and $3.58 in 2004.

Percentage of Revenues

	Year Ended December 31,		
	2006	2005	2004
Cost of Sales:			
Electrical Products	67.7%	68.1%	69.3%
Tools	69.3%	70.8%	72.6%
Selling and Administrative:			
Electrical Products	16.4%	17.2%	17.0%
Tools	19.4%	20.1%	18.9%

2006 vs 2005 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 67.7% for 2006 compared to 68.1% for 2005. The decrease in the cost of sales percentage was primarily the result of leverage on higher volumes, pricing offsetting inflationary pressures for production material and energy costs, successful productivity improvement initiatives, and a shift in sales mix away from the lower margin retail channel. Tools segment cost of sales, as a percentage of revenues, was 69.3% for 2006 compared to 70.8% for 2005. The decrease in cost of sales percentage reflects continuing cost productivity improvements, favorable sales mix, and price increase realization.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2006 were 16.4% compared to 17.2% for 2005. The decrease in selling and administrative expenses percentage is primarily due to leveraging higher volumes, enterprise business system benefits, and benefits realized from prior year cost reductions. These performance improvements more than offset continued investment in key commercial and global growth initiatives. Tools segment selling and administrative expenses, as a percentage of revenues, for 2006 were 19.4% compared to 20.1% for 2005. The decrease in the selling and administrative expenses percentage is primarily due to leverage on fixed costs and cost reduction activities.

2005 vs. 2004 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 68.1% for 2005 compared to 69.3% for 2004. The decrease in the cost of sales percentage was primarily a result of successful pricing actions, cost reductions through focused execution of company-wide productivity initiatives and leveraging of manufacturing costs from higher production volumes. Tools segment cost of sales, as a percentage of revenues, was 70.8% for 2005 compared to 72.6% for 2004. The decrease in cost of sales percentage reflects successful pricing actions, productivity improvements and decreased sales of lower margin assembly systems.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2005 were 17.2% compared to 17.0% for 2004. The increase in selling and administrative expenses percentage is primarily due to investment in strategic growth initiatives and increased stock-based compensation costs. Tools segment selling and administrative expenses, as a percentage of revenues, for 2005 were 20.1% compared to 18.9% for 2004. The increase in the selling and administrative expenses percentage was primarily due to increased incentive-based compensation expenses and investment in globalization initiatives.

Cooper realizes certain costs and proceeds that are not directly attributable to the operating segments. These items are reflected as General Corporate expenses. See the "General Corporate Expense" section above.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2007 based on current expectations.

Cooper expects low double digit growth in revenues for Electrical Products in 2007 from continuing growth in utility and industrial market demand, successful market penetration from key growth initiatives and price increases in response to commodity and energy cost inflation partially offset by slower residential construction markets. Acquisitions completed through January 2007 add approximately 3% to Electrical Products revenue growth. In the Tools segment, Cooper expects mid single-digit revenue growth through continued expansion of industrial markets, focused market penetration initiatives and price increases as a result of raw material and energy cost increases. Operating earnings are expected to grow more rapidly than revenues as a result of benefits from previous cost reduction programs, realizing further productivity improvements and leveraging of fixed costs. Diluted continuing earnings per share is expected to increase 12% to 15% compared to 2006.

The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) continued growth in the United States and other economies; (2) no significant change in raw material or energy costs that are not realized through price increases; (3) realization of benefits of cost-reduction programs (including implementing an Enterprise Business System) with no major disruptions from those programs currently underway; (4) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business, and (5) no significant changes in the income tax laws or their interpretation. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

It is Cooper's judgment that unit volumes in both the Electrical Products and Tools segments increased in 2006.

During the three-year period ending December 31, 2006, Cooper has experienced an overall increase in customer pricing, primarily in response to increased material, energy and components costs. Cooper has aggressively acted to control and reduce costs during the three-year period through strategic sourcing, manufacturing improvement and rationalization efforts in order to improve profitability in the segments.

Effect of Inflation

Over the three-year period, inflation has had a relatively minor impact on Cooper's results of operations. However, during 2006, 2005 and 2004, there were significant increases in certain key commodities and components, which resulted in price increases in certain businesses lagging the increased costs. Cooper's on-going initiatives to improve productivity and rationalize its operational base has mitigated increases in employee compensation and benefits, as well as general inflation on operating costs.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital increased $78.6 million during 2006. The increase included a $53.6 million increase in receivables and a $68.9 million increase in inventories, partially offset by a $43.9 million increase in accounts payable, which were driven primarily by increased sales volume and actions to improve customer service, as well as working capital increases from completed acquisitions. The increase in inventories was partially offset by a $6.9 million increase in the allowance for excess and obsolete inventories. Operating working capital turnover (defined as annualized revenues divided by average quarterly operating working capital) for 2006 of 5.2 turns increased from 4.9 turns in 2005 primarily due to initiatives focused on reducing days sales outstanding and improved payables management. Inventory turns remained flat with 2005, as the company maintained focus on improving customer service.

Cooper's operating working capital decreased $40 million to $953 million in 2005 compared to $993 million in 2004. The decrease in operating working capital for 2005 was due to a $77 million increase in accounts payable, partially offset by a $21 million increase in receivables and a $16 million increase in inventories. Receivables and inventories increased with higher sales volume and ongoing efforts to improve customer service. Payables increased on higher volumes and improved payables management through expanded leverage of enterprise business system capabilities. Operating working capital turnover (defined as annualized revenues divided by average quarterly operating working capital) for 2005 of 4.9 turns increased from 4.6 turns in 2004 due to revenue growth and a decline in operating working capital.

Cooper's operating working capital increased $31 million to $993 million in 2004 compared to $962 million in 2003. The increase in operating working capital for 2004 was due to a $82 million increase in accounts receivable partially offset by a $29 million decrease in inventories and a $22 million increase in accounts payable. Excluding acquisitions and currency translation, operating working capital was essentially flat on a 10% revenue increase. Operating working capital turnover (defined as annual revenues divided by average operating working capital) for 2004 was 4.6 turns, increasing from 4.2 turns in 2003, due to continued focus on improving the use of working capital, particularly lowering inventory levels, while increasing sales. A portion of the reduction in inventories was due to an $11 million increase in the allowance for excess and obsolete inventories.

Cash Flows

Net cash provided by operating activities was $601 million during 2006. This cash, plus an additional $29 million of cash and cash equivalents and $89 million of cash received from employee stock option exercise activity were primarily used to fund capital expenditures of $85 million, acquisitions of $280 million, dividends of $137 million and share purchases of $264 million.

Net cash provided by operating activities was $574 million for 2005. These funds, plus $200 million of cash and cash equivalents and $73 million of cash received from employee stock activity were primarily used to fund capital expenditures of $97 million, dividends of $138 million, net debt repayments of $384 million and share purchases of $211 million during 2005.

Net cash provided by operating activities in 2004 totaled $474 million. These funds, along with $78 million of cash received from employee stock plan activity and a $90 million net increase in debt, were used to fund capital expenditures of $103 million, dividends of $131 million, share repurchases of $203 million and acquisitions of $49 million, resulting in an increase in cash and cash equivalents of $189 million.

In connection with accounting for acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 2006, Cooper had no accruals related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 2006, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $6.3 million, $4.7 million, and $7.1 million on these integration activities in 2006, 2005 and 2004, respectively. See Note 7 of the Notes to the Consolidated Financial Statements for further information.

Cooper currently anticipates that it will continue to annually generate in excess of $300 million in cash flow available for acquisitions, debt repayment and common stock repurchases.

As discussed in Note 16 of Notes to the Consolidated Financial Statements, Cooper has reached a revised agreement with the Representatives of Federal-Mogul, its bankruptcy committees and the future claimants regarding settlement of Cooper's contingent liabilities related to the Automotive Products sale to Federal-Mogul. Cooper anticipates that any settlement would be funded from operating cash flows, existing cash, and commercial paper proceeds (if required).

Debt

At December 31, 2006 and 2005, Cooper had cash and cash equivalents of $423.5 million and $452.8 million, respectively. At December 31, 2006 and 2005, Cooper had short-term debt of $5.0 million and $7.6 million, respectively. None of this short-term debt consisted of commercial paper.

Cooper's practice is to back up its short-term debt with a combination of cash and committed credit facilities. At December 31, 2006 and 2005, Cooper had a $500 million committed credit facility, which matures in November 2009. Short-term debt, to the extent not backed up by cash, reduces the amount of additional liquidity provided by the committed credit facility.

The credit facility agreement is not subject to termination based on a decrease in Cooper's debt ratings or a material adverse change clause. The principal financial covenants in the agreement limit Cooper's debt-to-total capitalization ratio to 60% and require Cooper to maintain a minimum earnings before interest expense, income taxes, depreciation and amortization to interest ratio of 3 to 1. Cooper is in compliance with all covenants set forth in the credit facility agreement.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed credit facility to provide short-term funding. The committed credit facility does not contain any provision, which makes its availability to Cooper dependent on Cooper's credit ratings.

On November 8, 2005, Cooper US, Inc., a subsidiary of Cooper, issued $325 million of 5.25% senior unsecured notes that mature on November 15, 2012. Payment of the notes is guaranteed by Cooper and certain of its subsidiaries. Proceeds of the notes were swapped with cross-currency interest-rate swaps to €272.6 million, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55%. The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

Cooper's $300 million, 5.25% senior unsecured notes, which were issued in June 2002, will mature in July 2007. Cooper is evaluating alternatives for funding the repayment of these notes. Alternatives under consideration include using available cash, issuing commercial paper, issuing new long-term notes and various combinations of these alternatives.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Cooper executes stand-by letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $118.6 million and $104.3 million at December 31, 2006 and 2005, respectively. Eighty-six percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

The following table summarizes Cooper's contractual obligations at December 31, 2006 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

Contractual Obligations:	Payments Due Total	Less than One Year	One to Three Years (in millions)	Four to Five Years	After Five Years
Long-Term Debt	$ 1,003.5	$ 300.7	$ 375.3	$ 2.3	$ 325.2
Short-Term Debt	5.0	5.0	-	-	-
Noncancellable Operating Leases	107.9	22.8	31.7	21.4	32.0
Purchase Obligations	282.4	275.2	7.2	-	-
Other Long-Term Liabilities[1]	235.9	20.3	39.4	37.1	139.1
	$ 1,634.7	$ 624.0	$ 453.6	$ 60.8	$ 496.3

[1] Includes unfunded other postretirement benefit obligations, unfunded non-U.S. defined benefit pension plan liabilities, other postemployment benefit liabilities and environmental liabilities.

Capitalization

On November 2, 2004, Cooper's Board of Directors authorized the purchase of up to five million shares of common stock. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans.

Cooper targets a 30% to 40% debt-to-total capitalization ratio. Excess cash flows are utilized to purchase shares of Cooper's Common stock or fund acquisitions. At December 31, 2006, 2005 and 2004, Cooper's debt-to-total capitalization ratio was 28.9%, 31.7% and 39.0%, respectively.

On February 14, 2007, Cooper announced that the Board of Directors approved a two-for-one stock split of Cooper common stock and increased the annual dividend rate of Cooper's common stock by $.20 cents per share to $1.68 (or $.84 per share after the stock split). The record date for the stock split is February 28, 2007 and the distribution date is March 15, 2007. On February 9, 2005, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by eight cents per share to $1.48.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity were $85 million in 2006, $97 million in 2005 and $103 million in 2004. Capital expenditures are projected to be approximately $110 to $120 million in 2007. Projected expenditures for 2007 will focus on capacity expansions in key markets, development of new products, continued implementation of new business systems and cost reduction programs.

Interest Rate and Currency Risk

Changes in interest rates and currency exchange rates affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2006 that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows by expected maturity dates and weighted average interest rates. For interest-rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average pay-rate on interest-rate swaps is based on implied forward-rates in the yield curve as of December 31, 2006.

	2007	2008	2009	2010	2011	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 300.7	$ 100.3	$ 275.0	$ 2.3	$ -	$ 325.0	$ 1,003.3
Average interest-rate	5.5%	5.5%	5.4%	5.3%	5.3%	5.3%	5.4%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Interest-rate swaps:							
Fixed to variable:							
Notional amount[(1)]	$ 300.0	$ -	$ -	$ -	$ -	$ -	$ 300.0
Average pay-rate	7.38%	-	-	-	-	-	7.38%
Average receive-rate	5.25%	-	-	-	-	-	5.25%
Cross-currency interest-rate swaps:							
Fixed to fixed:							
Notional amount[(2)]	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0
Average pay-rate	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%
Average receive-rate	5.232%	5.232%	5.232%	5.232%	5.232%	5.232%	5.232%

(1) Cooper entered into interest-rate swaps to effectively convert its fixed-rate $300 million senior unsecured debt due in July 2007 to variable-rate debt.

(2) Cooper entered into cross-currency interest-rate swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to Euro 272.6 million with an annual interest rate of 3.55%.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2006. The contracts mature during 2007. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2007
	(in millions, where applicable)
Euro Functional Currency	
Buy U.S. Dollars / Sell Euro	
Notional amount	$ 143.9
Average contract rate	1.288
U.S. Dollar Functional Currency	
Buy Euro / Sell U.S. Dollars	
Notional amount	$ 121.7
Average contract rate	1.306
Canadian Dollar Functional Currency	
Buy U.S. Dollars / Sell Canadian Dollars	
Notional amount	$ 76.0
Average contract rate	.8913
U.S. Dollar Functional Currency	
Buy Mexican Pesos / Sell U.S. Dollars	
Notional amount	$ 22.9
Average contract rate	.0908

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2005 that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows by expected maturity dates and weighted average interest rates. For interest-rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average pay-rate on interest-rate swaps is based on implied forward-rates in the yield curve as of December 31, 2005.

	2006	2007	2008	2009	2010	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 11.4	$ 300.8	$ 100.3	$ 275.0	$ 2.3	$ 325.0	$ 1,014.8
Average interest-rate	5.5%	5.5%	5.5%	5.4%	5.3%	5.3%	5.4%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Interest-rate swaps:							
Fixed to variable:							
Notional amount[(1)]	$ 300.0	$ 300.0	$ -	$ -	$ -	$ -	$ 300.0
Average pay-rate	6.78%	6.80%	-	-	-	-	6.79%
Average receive-rate	5.25%	5.25%	-	-	-	-	5.25%
Cross-currency interest-rate swaps:							
Fixed to fixed:							
Notional amount[(2)]	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0
Average pay-rate	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%	3.5275%
Average receive-rate	5.232%	5.232%	5.232%	5.232%	5.232%	5.232%	5.232%

[(1)] Cooper entered into interest-rate swaps to effectively convert its fixed-rate $300 million senior unsecured debt due in July 2007 to variable-rate debt.

[(2)] Cooper entered into cross-currency interest-rate swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to Euro 272.6 million with an annual interest rate of 3.55%.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2005. The contracts matured during 2006. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2006
	(in millions, where applicable)
Canadian Dollar Functional Currency	
Buy U.S. Dollars / Sell Canadian Dollars	
Notional amount	$ 98.9
Average contract rate	.8542
U.S. Dollar Functional Currency	
Buy Mexican Pesos / Sell U.S. Dollars	
Notional amount	$ 19.1
Average contract rate	.0884

See Note 17 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-44 hereof. (See Item 15 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, Cooper's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of Cooper's disclosure controls and procedures. Based on that evaluation, Cooper's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures are effective. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation. See Report of Management on Internal Control Over Financial Reporting on page F-1.

Cooper is executing a multi-year process of implementing an Enterprise Business System ("EBS") globally. Implementing an EBS system on a global basis involves significant changes in business processes. The implementation is phased, which reduces the risks associated with making these changes. In addition, Cooper is taking the necessary steps to monitor and maintain appropriate internal controls during the implementations.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth under the captions "Election of Directors", "Executive Officers", and "Corporate Governance" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2007 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" and "Directors' Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth under the captions "Cooper Stock Ownership of Certain Beneficial Owners", "Securities Ownership of Officers and Directors" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is set forth under the caption "Transactions with Related Persons" and "Corporate Governance-Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the caption "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements and Other Financial Data.*

	Page
Report of Management on Internal Control Over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Income Statements for each of the three years in the period ended December 31, 2006	F-4
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006	F-6
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2006	F-7
Notes to Consolidated Financial Statements	F-8

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

2.0 Agreement and Plan of Merger among Cooper Industries, Inc., Cooper Mergerco, Inc. and Cooper Industries, Ltd. (incorporated herein by reference to Annex I to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.1 Memorandum of Association of Cooper Industries, Ltd. (incorporated herein by reference to Annex II to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.2 Amended and Restated Bye-Laws of Cooper Industries, Ltd. (incorporated herein by reference to Annex III to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

4.1 Rights Agreement dated as of May 16, 2002 between Cooper Industries, Ltd. and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.4 to Cooper's Registration Statement on Form 8-A, Registration No. 001-31330).

4.2 Amended and Restated Voting Agreement between Cooper Industries, Ltd., Cooper Industries, Inc. and Cooper Bermuda Investments Ltd. (incorporated herein by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2004).

4.3 Indenture dated as of January 15, 1990, between Cooper Industries, Inc. and The Chase Manhattan Bank (National Association), as Trustee (incorporated herein by reference to Exhibit 4(a) to Cooper's Registration Statement on Form S-3, Registration No. 33-33011).

4.4 First Supplemental Indenture dated as of May 15, 2002 between Cooper Industries, Inc. and JPMorgan Chase Bank, N.A., as successor Trustee to The Chase Manhattan Bank (National Association) (incorporated herein by reference to Exhibit 4.3 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.5 Second Supplemental Indenture dated as of June 21, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.4 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.6 Third Supplemental Indenture dated as of October 28, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

4.7 Fourth Supplemental Indenture dated as of January 1, 2005 among Cooper Industries, LLC, Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2005).

4.8 Indenture dated as of November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K filed November 9, 2005).

4.9 Registration Rights Agreement dated November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors, and Banc of America Securities LLC and Citigroup Global Markets, Inc. as representatives of several initial purchasers of $325 million aggregate principal amount of debt securities (incorporated by reference to Exhibit 4.2 to Cooper's Form 8-K filed November 9, 2005).

10.1 Cooper Industries, Inc. Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Cooper's Form 10-K for the year ended December 31, 1997).

10.2 Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-K for the year ended December 31, 1997).

10.3 Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Cooper's Form 10-K for the year ended December 31, 1997).

10.4 First Amendment to Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Cooper's Form 10-K for the year ended December 31, 2003).

10.5 Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.6 First Amendment to Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.6 to Cooper's Form 10-K for the year ended December 31, 2003).

10.7 Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.8 First, Second and Third Amendments to Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.8 to Cooper's Form 10-K for the year ended December 31, 2003).

10.9 Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 1997).

10.10 Third and Fourth Amendments to Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.10 to Cooper's Form 10-K for the year ended December 31, 2003).

10.11 Crouse-Hinds Company Officers' Disability and Supplemental Pension Plan (September 10, 1999 Restatement, as amended) (incorporated by reference to Exhibit 10.11 to Cooper's Form 10-K for the year ended December 31, 2003).

10.12 Cooper Industries Amended and Restated Stock Incentive Plan (February 9, 2005 Restatement) (incorporated herein by reference to Exhibit 10.4 to Cooper's Form 10-Q for the quarter ended March 31, 2005).

10.13 First Amendment to Cooper Industries Amended and Restated Stock Incentive Plan.

10.14 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Cooper's Form 10-K for the year ended December 31, 2003).

10.15 Form of Nonqualified Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Cooper's Form 10-K for the year ended December 31, 2003).

10.16 Form of Cooper Industries, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2004 to December 31, 2006 (incorporated by reference to Exhibit 10 to Cooper's Form 10-Q for the quarter ended March 31, 2004).

10.17 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2005 to December 31, 2007 (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-Q for the period ended March 31, 2005).

10.18 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2006 to December 31, 2008 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2006).

10.19 Cooper Industries Amended and Restated Management Annual Incentive Plan (February 13, 2006 Restatement) (incorporated herein by reference to Appendix C to Cooper's Proxy Statement for the Annual Meeting of Shareholders held on April 25, 2006).

10.20 First Amendment to Cooper Industries Amended and Restated Management Annual Incentive Plan (February 13, 2006 Restatement).

10.21 Amended and Restated Cooper Industries, Ltd. Directors' Stock Plan (February 14, 2006 Restatement) (incorporated herein by reference to Appendix D to Cooper's Proxy Statement for the Annual Meeting of Shareholders held on April 25, 2006).

10.22 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 1997).

10.23 Cooper Industries, Ltd. Amended and Restated Directors' Retainer Fee Stock Plan (April 1, 2003 Restatement) (incorporated by reference to Exhibit 10.21 to Cooper's Form 10-K for the year ended December 31, 2003).

10.24 Form of Management Continuity Agreement between Cooper Industries, Ltd. and key management personnel, which applies if there is a Change in Control of Cooper (incorporated herein by reference to Exhibit 10.5 to Cooper's Form 10-Q for the quarter ended March 31, 2005).

10.25 Form of Indemnification Agreement between Cooper Industries, Ltd. and key management personnel (incorporated by reference to Exhibit 10.23 to Cooper's Form 10-K for the year ended December 31, 2003).

10.26 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.27 Term Sheet Pneumo Abex Settlement Plan A and Plan B dated as of July 6, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc. (incorporated by reference to Exhibit 99.1 to Cooper's Form 8-K dated July 20, 2006).

10.28 Plan B Settlement Agreement dated as of September 18, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc.

10.29 Cooper (UK 2002) Employee Share Purchase Plan (incorporated by reference to Exhibit 10.25 to Cooper's Form 10-K for the year ended December 31, 2003).

10.30 Five-Year Credit Agreement dated November 3, 2004 among Cooper Industries, Ltd., Cooper US, Inc. and the banks named therein (incorporated by reference to Exhibit 10.25 of Cooper's Form 10-K for the year ended December 31, 2004).

10.31 Form of Executive Employment Agreement for employees who received stock option and performance share awards on February 13, 2006 (incorporated by reference to Exhibit 10.1 to Cooper's Form 8-K dated March 17, 2006).

10.32 Separation and Transition Agreement dated September 1, 2006 between Cooper Industries, Ltd. and David R. Sheil (incorporated by reference to Exhibit 10.2 to Cooper's Form 10-Q for the quarter ended September 30, 2006).

10.33 Separation and Transition Agreement dated January 16, 2007 between Cooper Industries, Ltd. and Paul M. Isabella.

12.0 Computation of Ratios of Earnings to Fixed Charges for the Calendar years 2002 through 2006.

21.0 List of Cooper Industries, Ltd. Subsidiaries.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of Bates White, LLC.

24.0 Powers of Attorney from members of the Board of Directors of Cooper Industries, Ltd.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries, Ltd.
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES, LTD.

Date: February 21, 2007

By: /s/ Kirk S. Hachigian
Kirk S. Hachigian, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kirk S. Hachigian Kirk S. Hachigian	Chairman, President and Chief Executive Officer	February 21, 2007
/s/ Terry A. Klebe Terry A. Klebe	Senior Vice President and Chief Financial Officer	February 21, 2007
/s/ Jeffrey B. Levos Jeffrey B. Levos	Vice President, Finance and Chief Accounting Officer	February 21, 2007
*STEPHEN G. BUTLER Stephen G. Butler	Director	February 21, 2007
*JAMES J. POSTL James J. Postl	Director	February 21, 2007
*GERALD B. SMITH Gerald B. Smith	Director	February 21, 2007
*JAMES R. WILSON James R. Wilson	Director	February 21, 2007

* By: /s/ Kevin M. McDonald
Kevin M. McDonald, as Attorney-In-Fact for each of the persons indicated

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cooper Industries, Ltd. ("Cooper") is responsible for establishing and maintaining adequate internal control over financial reporting. Cooper's internal control system was designed to provide reasonable assurance to Cooper's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Cooper management assessed the effectiveness of Cooper's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment we believe that, as of December 31, 2006, Cooper's internal control over financial reporting is effective based on those criteria.

Cooper's independent registered public accounting firm has issued an audit report on our assessment of Cooper's internal control over financial reporting. This report appears on Page F-2.

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Terry A. Klebe
Senior Vice President and Chief Financial Officer

Jeffrey B. Levos
Vice President, Finance and and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Cooper Industries, Ltd.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Cooper Industries, Ltd. ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 19, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Cooper Industries, Ltd.

We have audited the accompanying consolidated balance sheets of Cooper Industries, Ltd. ("the Company"), as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 19, 2007

COOPER INDUSTRIES, LTD.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2006	2005	2004
	(in millions, except per share data)		
Revenues	$ 5,184.6	$ 4,730.4	$ 4,462.9
Cost of sales	3,516.4	3,243.8	3,119.7
Selling and administrative expenses	969.0	926.8	846.6
Operating earnings	699.2	559.8	496.6
Interest expense, net	51.5	64.8	68.1
Income from continuing operations before income taxes	647.7	495.0	428.5
Income taxes	163.4	103.9	88.7
Income from continuing operations	484.3	391.1	339.8
Charge related to discontinued operations, net of income taxes	20.3	227.2	-
Net income	$ 464.0	$ 163.9	$ 339.8
Income per Common share			
Basic:			
Income from continuing operations	$ 5.28	$ 4.23	$ 3.67
Charge from discontinued operations	.22	2.46	-
Net income	$ 5.06	$ 1.77	$ 3.67
Diluted:			
Income from continuing operations	$ 5.16	$ 4.12	$ 3.58
Charge from discontinued operations	.21	2.39	-
Net income	$ 4.95	$ 1.73	$ 3.58
Cash dividends per Common share	$ 1.48	$ 1.48	$ 1.40

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS	(in millions)	
Cash and cash equivalents	$ 423.5	$ 452.8
Receivables	896.0	842.4
Inventories	607.6	538.7
Deferred income taxes and other current assets	266.6	297.2
Total current assets	2,193.7	2,131.1
Property, plant and equipment, less accumulated depreciation	665.4	673.7
Goodwill	2,336.9	2,084.0
Deferred income taxes and other noncurrent assets	178.8	326.3
Total assets	$ 5,374.8	$ 5,215.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 5.0	$ 7.6
Accounts payable	471.7	427.8
Accrued liabilities	522.3	518.0
Current discontinued operations liability	199.6	196.3
Current maturities of long-term debt	300.7	11.4
Total current liabilities	1,499.3	1,161.1
Long-term debt	702.8	1,002.9
Postretirement benefits other than pensions	83.2	163.0
Long-term discontinued operations liability	330.0	330.0
Other long-term liabilities	284.2	352.9
Total liabilities	2,899.5	3,009.9
Common stock, $.01 par value	0.9	0.9
Capital in excess of par value	278.4	383.2
Retained earnings	2,324.4	1,997.4
Accumulated other nonowner changes in equity	(128.4)	(176.3)
Total shareholders' equity	2,475.3	2,205.2
Total liabilities and shareholders' equity	$ 5,374.8	$ 5,215.1

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
		(in millions)	
Cash flows from operating activities:			
Net income	$ 464.0	$ 163.9	$ 339.8
Plus: charge related to discontinued operations	20.3	227.2	-
Income from continuing operations	484.3	391.1	339.8
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	111.7	111.0	117.6
Deferred income taxes	15.4	21.5	27.7
Excess tax benefits from stock options and awards	(26.8)	-	-
Restructuring charge payments	-	(0.4)	(4.3)
Changes in assets and liabilities: [1]			
Receivables	(16.1)	(39.8)	(56.7)
Inventories	(43.3)	(17.6)	47.6
Accounts payable and accrued liabilities	1.3	86.8	17.8
Other assets and liabilities, net	74.9	20.9	(15.9)
Net cash provided by operating activities	601.4	573.5	473.6
Cash flows from investing activities:			
Capital expenditures	(85.3)	(96.7)	(102.8)
Cash paid for acquired businesses	(280.4)	(7.1)	(48.6)
Proceeds from sales of property, plant and equipment and other	18.9	13.6	11.8
Net cash used in investing activities	(346.8)	(90.2)	(139.6)
Cash flows from financing activities:			
Proceeds from issuances of debt	-	326.4	94.3
Repayments of debt	(14.8)	(710.4)	(4.7)
Debt issuance costs	-	(3.8)	-
Dividends	(137.0)	(138.1)	(131.0)
Subsidiary purchase of parent shares	(264.2)	(211.0)	(202.9)
Excess tax benefits from stock options and awards	26.8	-	-
Activity under employee stock plans and other	89.2	72.7	78.4
Net cash used in financing activities	(300.0)	(664.2)	(165.9)
Effect of exchange rate changes on cash and cash equivalents	16.1	(19.1)	21.0
Increase (decrease) in cash and cash equivalents	(29.3)	(200.0)	189.1
Cash and cash equivalents, beginning of year	452.8	652.8	463.7
Cash and cash equivalents, end of year	$ 423.5	$ 452.8	$ 652.8

[1] Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Accumulated Nonowner Changes in Equity	Total
			(in millions)		
Balance December 31, 2003	$ 0.9	$ 518.0	$ 1,762.8	$ (163.5)	$ 2,118.2
Net income			339.8		339.8
Minimum pension liability adjustment				(8.0)	(8.0)
Translation adjustment				36.3	36.3
Change in fair value of derivatives				3.0	3.0
Net income and other nonowner changes in equity					371.1
Common stock dividends			(131.0)		(131.0)
Stock-based compensation		21.5			21.5
Subsidiary purchase of parent shares		(202.9)			(202.9)
Stock issued under employee stock plans		107.5			107.5
Other activity		2.1			2.1
Balance December 31, 2004	0.9	446.2	1,971.6	(132.2)	2,286.5
Net income			163.9		163.9
Minimum pension liability adjustment				(11.0)	(11.0)
Translation adjustment				(37.9)	(37.9)
Change in fair value of derivatives				4.8	4.8
Net income and other nonowner changes in equity					119.8
Common stock dividends			(138.1)		(138.1)
Stock-based compensation		40.3			40.3
Subsidiary purchase of parent shares		(211.0)			(211.0)
Stock issued under employee stock plans		106.4			106.4
Other activity		1.3			1.3
Balance December 31, 2005	0.9	383.2	1,997.4	(176.3)	2,205.2
Net income			464.0		464.0
Translation adjustment				53.8	53.8
Change in fair value of derivatives				2.3	2.3
Net income and other nonowner changes in equity					520.1
Adjustment to initially apply SFAS No. 158				(8.2)	(8.2)
Common stock dividends			(137.0)		(137.0)
Stock-based compensation		27.5			27.5
Subsidiary purchase of parent shares		(264.2)			(264.2)
Stock issued under employee stock plans		130.3			130.3
Other activity		1.6			1.6
Balance December 31, 2006	$ 0.9	$ 278.4	$ 2,324.4	$ (128.4)	$ 2,475.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements of Cooper Industries, Ltd., a Bermuda company ("Cooper"), have been prepared in accordance with generally accepted accounting principles in the United States.

Principles of Consolidation: The consolidated financial statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Cooper provides an allowance for doubtful trade accounts receivable, determined under the specific identification method. The allowance was $9.8 million and $6.6 million at December 31, 2006 and 2005, respectively.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 57.3% and 59.2% of inventories at December 31, 2006 and 2005, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method. Cooper records provisions for potential obsolete and excess inventories. See Note 4 of the Notes to the Consolidated Financial Statements.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

Goodwill: Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is subject to an annual impairment test. Cooper designated January 1 as the date of its annual goodwill impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. The first step of the SFAS No. 142 two-step goodwill impairment test compares the fair value of a reporting unit with its carrying value. Cooper has designated seven reporting units, consisting of six units in the Electrical Products reportable operating segment plus the Tools reportable operating segment. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. Fair value is determined by estimating the present value of future cash flows. The second step compares the implied fair value of reporting unit goodwill to the carrying amount of the goodwill to measure the amount of impairment loss. See Note 6 of the Notes to the Consolidated Financial Statements.

Revenue Recognition: Cooper recognizes revenues when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. The accrual for sales returns and other allowances was $73.4 million and $62.5 million at December 31, 2006 and 2005, respectively. Shipping and handling costs of $172.7 million, $157.1 million and $132.2 million in 2006, 2005 and 2004, respectively, are reported as a reduction of revenues in the consolidated income statements.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $83.5 million, $71.5 million and $70.6 million in 2006, 2005 and 2004, respectively.

Impact of New Accounting Standards: In December 2004, the Financial Accounting Standards Board issued FASB Statement 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123. Statement 123(R) also supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows*. For Cooper, the revised statement was effective January 1, 2006. See Note 10 of the Notes to the Consolidated Financial Statements.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (the "Interpretation"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation prescribes a more-likely-than not recognition threshold that a tax position will be sustained upon examination and a measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings in 2007. Cooper is currently evaluating the impact of the Interpretation on its consolidated financial statements and anticipates the adjustment to retained earnings will not be material.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the assets or liabilities and establishes a hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Cooper is currently evaluating the impact of this Statement on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension plan and other postretirement plans as an asset or liability on its balance sheet and recognize changes in its funded status in the year in which the change occurs through accumulated other nonowner changes in equity. For Cooper, the Statement was effective December 31, 2006. See Note 13 of the Notes to the Consolidated Financial Statements.

NOTE 2: RESTRUCTURING

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action included plans for the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. In 2005, Cooper finalized activities related to withdrawal from the multi-employer pension plan and recorded an additional $4.0 million pre-tax charge. The multiple-employer pension obligation was satisfied with a cash payment of $14.1 million in October 2006 representing full and final payment of the withdrawal liability. The remaining $5.9 million charge primarily represented severance for announced employment reductions at several locations. As of December 31, 2006, 2005 and 2004, Cooper had paid $5.9 million, $5.3 million and $4.9 million, respectively, for the actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel were eliminated as a result of these actions. A total of 106 personnel were terminated as of December 31, 2003 and the remainder terminated in 2004. The majority of the remaining severance obligation was paid in the first half of 2004.

See "Restructuring" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the restructuring.

NOTE 3: ACQUISITIONS AND DIVESTITURES

Cooper completed four acquisitions during 2006. These acquisitions were selected because of their strategic fit with existing Cooper businesses or were new strategic lines that were complementary to Cooper's operations. Cooper makes an initial allocation of the purchase price as of the date of acquisition, based on its understanding of the fair value of the assets and liabilities acquired. In the months after the closing of the transaction, Cooper obtains additional information about the assets and liabilities acquired and finalizes allocation of the purchase price.

In August 2006, Cooper completed the acquisition of all of the outstanding stock of Cannon Technologies, Inc. for $191.3 million, net of cash acquired, including acquisition costs. Cannon is a provider of automation technologies for monitoring and metering, and energy management by electrical utilities. The Cannon acquisition resulted in the recognition of a preliminary estimate of goodwill of $149.0 million, primarily related to the future earnings and cash flow potential resulting from Cannon's rapidly expanding customer base.

Cooper acquired three additional companies during 2006 for total consideration of $89.1 million, net of cash acquired, including acquisition costs. In general, the acquired businesses were manufacturers and assemblers of electrical products, in markets such as aerospace, subsea, military, industrial and fire and safety. These companies were all complementary to existing businesses owned by Cooper and resulted in aggregate goodwill of $39.2 million.

The following table summarizes the aggregate estimated preliminary fair values of the assets acquired and the liabilities assumed at the date of acquisition for the acquisitions consummated during the year ended December 31, 2006:

	Cannon	All Others	Total
		(in millions)	
Receivables	$ 7.0	$ 8.8	$ 15.8
Inventories	4.6	12.2	16.8
Property, Plant and Equipment	1.7	8.2	9.9
Goodwill	149.0	39.2	188.2
Other intangible assets	55.4	38.9	94.3
Accounts payable	(3.9)	(4.2)	(8.1)
Other assets and liabilities, net	(22.5)	(14.0)	(36.5)
Net cash consideration	$ 191.3	$ 89.1	$ 280.4

Approximately $14.0 million of the $188.2 million of goodwill is expected to be deductible for tax purposes.

In connection with the purchase of Cannon Technologies, Inc., $4.2 million pre-tax of intangible asset cost was attributed to purchased research and development costs and written off on the date of acquisition and included in cost of sales. Of the remaining intangible asset values, $27.0 million was assigned to trademarks that are not subject to amortization, $30.3 million was assigned to technology (15 year weighted average life), $28.5 million was assigned to customer lists (16 year weighted average life), and $4.3 million assigned to other intangibles.

Cooper continues to evaluate the fair value of the assets and liabilities acquired during the year ended December 31, 2006 and will adjust the allocations as additional information relative to the businesses becomes available for up to one year from the acquisition date.

In 2004, Cooper acquired two companies for $48.6 million. These companies were complementary to existing business in the Electrical Products segment. In March 2004, Cooper acquired a manufacturer of specification and commercial grade lighting fixtures for $10.1 million. In November 2004, Cooper acquired a U.K. based manufacturer of visual and audible alarms and public address speakers for $38.5 million.

The results of operations of the acquisitions are included in the consolidated income statement since the respective acquisition dates. Pro-forma net income and earnings per share for the years ended December 31, 2006, 2005 and 2004, assuming the acquisitions had been made at the beginning of the year, would not be materially different from reported results.

In July 2006, Cooper divested the assets of one small business within the Electrical Products segment for aggregate proceeds of $11.5 million. A pre-tax gain of $4.7 million was recognized on the divestiture.

In January 2007, Cooper completed two acquisitions for total consideration of approximately $97 million. Both of these businesses are complementary to existing businesses in the Electrical Products segment.

NOTE 4: INVENTORIES

	December 31, 2006	December 31, 2005
	(in millions)	
Raw materials	$ 204.2	$ 206.1
Work-in-process	160.7	137.9
Finished goods	366.3	303.7
Perishable tooling and supplies	14.6	14.4
	745.8	662.1
Allowance for excess and obsolete inventory	(65.6)	(58.7)
Excess of current standard costs over LIFO costs	(72.6)	(64.7)
Net inventories	$ 607.6	$ 538.7

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006	December 31, 2005
	(in millions)	
Land and land improvements	$ 61.5	$ 60.6
Buildings	481.7	474.5
Machinery and equipment	837.7	808.9
Tooling, dies and patterns	274.9	258.4
All other	366.0	323.4
Construction in progress	65.6	85.1
	2,087.4	2,010.9
Accumulated depreciation	(1,422.0)	(1,337.2)
	$ 665.4	$ 673.7

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment, were as follows:

	Electrical Products	Tools	Total
		(in millions)	
Balance December 31, 2004	$ 1,840.1	$ 302.2	$ 2,142.3
Additions to goodwill	5.9	-	5.9
Translation adjustments	(63.8)	(0.4)	(64.2)
Balance December 31, 2005	1,782.2	301.8	2,084.0
Additions to goodwill	188.2	-	188.2
Disposal of business	(4.9)	-	(4.9)
Translation adjustments	67.8	1.8	69.6
Balance December 31, 2006	$ 2,033.3	$ 303.6	$ 2,336.9

Under SFAS No. 142, goodwill is subject to an annual impairment test. See Note 1 of the Notes to the Consolidated Financial Statements. The results of step one of the goodwill impairment test did not require the completion of step two of the test for any reporting units in 2006, 2005 or 2004.

Other intangible assets primarily consist of patents, trademarks, software and customer lists. The gross carrying value of other intangible assets was $102.7 million and $11.8 million at December 31, 2006 and 2005, respectively. Accumulated amortization of other intangible assets was $13.6 million and $9.3 million at December 31, 2006 and 2005, respectively. Other intangible assets are amortized over their remaining useful lives. Amortization expense of other intangible assets was $4.1 million in 2006, $0.6 million in 2005, and $0.7 million in 2004. Annual amortization expense is expected to be $6.8 million in 2007, $6.7 million in 2008 and $6.3 million in 2009, $3.7 million in 2010 and $3.0 million in 2011.

NOTE 7: ACCRUED LIABILITIES

	December 31,	
	2006	2005
	(in millions)	
Salaries, wages and employee benefit plans	$ 228.5	$ 244.0
Commissions and customer incentives	135.0	132.7
Product and environmental liability accruals	34.1	36.2
Facility integration of acquired businesses	-	6.3
Other (individual items less than 5% of total current liabilities)	124.7	98.8
	$ 522.3	$ 518.0

At December 31, 2006, Cooper had accruals of $19.3 million with respect to potential product liability claims and $29.7 million with respect to potential environmental liabilities, including $14.9 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $5.4 million of known claims with respect to ongoing operations, $1.7 million of known claims for previously divested operations and $12.2 million, which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2006 claims above $5.0 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $5.3 million related to sites owned by Cooper and $24.4 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

In connection with acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. The following table summarizes the accrual balances and activity during each of the last three years:

	2006	2005	2004
		(in millions)	
Balance, beginning of year	$ 6.3	$ 11.0	$ 18.1
Spending	(6.3)	(4.7)	(7.1)
Balance, end of year	$ -	$ 6.3	$ 11.0

At December 31, 2005 and 2004, respectively, $6.3 million and $11.0 million of the balance was related to facilities shutdown and realignment costs resulting from the acquisition of Eagle Electric in 2000. During the three years ended December 31, 2006, the annual spending was primarily related to downsizing and consolidating facilities. Involuntary termination benefits of $4.5 million in 2006, $2.0 million in 2005, and $1.2 million in 2004 were paid and 344 and 68 hourly positions were eliminated during 2005 and 2004, respectively. The termination and facility shutdown activities were completed as of December 31, 2006.

NOTE 8: DEBT AND LEASE COMMITMENTS

	December 31,	
	2006	2005
	(in millions)	
5.25% senior unsecured notes, due July 2007	$ 293.3	$ 292.7
5.50% senior unsecured notes, due November 2009	275.0	275.0
5.25% senior unsecured notes, due November 2012	325.0	325.0
6.91% second series medium-term notes, due through 2010	2.3	13.3
6.38% third series medium-term notes, due through 2008	100.0	100.0
Other	7.9	8.3
Total long-term debt	1,003.5	1,014.3
Current maturities	(300.7)	(11.4)
Long-term portion	$ 702.8	$ 1,002.9

Cooper has a U.S. committed credit facility of $500 million, which matures in November 2009. At December 31, 2006 and 2005, all of Cooper's $500 million U.S. committed credit facility was available. The agreement for the credit facility requires that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization and a minimum earnings before interest, income taxes, depreciation and amortization to interest ratio. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

On November 8, 2005, Cooper US, Inc., a subsidiary of Cooper, issued $325 million of 5.25% senior unsecured notes that mature on November 15, 2012. Payment of the notes is guaranteed by Cooper and certain of its subsidiaries. Proceeds of the notes were swapped to €272.6 million with cross-currency interest-rate swaps, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55% (see Note 17). The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

During June 2002, Cooper issued $300 million senior unsecured notes due July 1, 2007 with a 5.25% interest rate. During August 2003, Cooper entered into interest-rate swaps to effectively convert this fixed-rate debt to variable-rate debt (see Note 17). The fair value of the interest rate swaps are included in long-term debt on the consolidated balance sheets.

Maturities of long-term debt for the five years subsequent to December 31, 2006 are $300.7 million in 2007, $100.3 million in 2008, $275.0 million in 2009, $2.3 million in 2010 and insignificant in 2011. The future net minimum lease payments under capital leases are not significant.

Total interest paid during 2006, 2005 and 2004 was $57 million, $79 million and $82 million, respectively.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $33.3 million, $34.3 million and $35.0 million during 2006, 2005 and 2004, respectively.

At December 31, 2006, minimum annual rental commitments under noncancellable operating leases that have an initial or remaining lease term in excess of one year were $22.8 million in 2007, $17.8 million in 2008, $13.9 million in 2009, $12.1 million in 2010, $9.3 million in 2011 and $32.0 million thereafter.

NOTE 9: COMMON AND PREFERRED STOCK

Cooper's authorized share capital is U.S. $4,100,000 consisting of 250,000,000 Class A common shares, par value of $.01 per share, 150,000,000 Class B common shares, par value $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares were outstanding at December 31, 2006, 2005 or 2004.

At December 31, 2006, 91,141,021 Class A common shares, $.01 par value were issued and outstanding (excluding the 12,938,401 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 91,556,569 Class A common shares, $.01 par value (excluding the 9,850,101 Class A common shares held by wholly-owned subsidiaries) at December 31, 2005. During 2006, Cooper issued 2,672,752 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2006, Cooper's wholly-owned subsidiaries purchased 3,088,300 Class A common shares for $264.2 million under Cooper's share repurchase plan. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation.

At December 31, 2005, 91,556,569 Class A common shares, $.01 par value were issued and outstanding (excluding the 9,850,101 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 92,543,660 Class A common shares, $.01 par value (excluding the 3,700,200 Class A common shares held by wholly-owned subsidiaries) at December 31, 2004. During 2005, Cooper issued 2,152,309 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2005, Cooper's wholly-owned subsidiaries purchased 3,139,400 Class A common shares for $211.0 million under Cooper's share repurchase plan and a wholly-owned subsidiary purchased 3,669,037 previously unissued Class A common shares at fair market value. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation. During 2005, 658,536 Class A common shares held by wholly-owned subsidiaries were issued in connection with employee incentive and benefit plans, leaving 9,850,101 Class A common shares held by wholly-owned subsidiaries at December 31, 2005.

At December 31, 2004, 92,543,660 Class A common shares, $.01 par value were issued and outstanding (excluding the 3,700,200 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 93,797,765 Class A common shares, $.01 par value (excluding the 1,130 Class A common shares held by wholly-owned subsidiaries) at December 31, 2003. During 2004, Cooper issued 2,446,095 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2004, Cooper's wholly-owned subsidiaries purchased 3,700,200 Class A common shares for $202.9 million. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation. During 2004, 1,130 Class A common shares held by wholly-owned subsidiaries were issued primarily in connection with employee benefit plans, leaving 3,700,200 Class A common shares held by wholly-owned subsidiaries at December 31, 2004.

Certain wholly-owned subsidiaries own Cooper Class A common shares and a wholly-owned subsidiary owns all the issued and outstanding Cooper Class B common shares. The subsidiaries investments in the Class A and Class B common shares are accounted for as investments in the parent company that are eliminated in consolidation. The Class B common shares are not entitled to vote, except as to matters for which Bermuda law specifically requires voting rights for otherwise nonvoting shares. Cooper and its wholly-owned subsidiaries have entered into a voting agreement which provides that in those limited circumstances where the Class B common shares have the right to vote, Cooper's wholly-owned subsidiaries shall vote the Class B common shares and any Class A common shares that may be held by Cooper's wholly-owned subsidiaries in the same proportion as the holders of Class A common shares. If at any time a dividend is declared or paid on the Class A common shares, a like dividend shall be declared and paid on Class B common shares in an equal amount per share. During 2004, Cooper's wholly-owned subsidiaries waived their rights to receive the regular quarterly dividend declared of $.35 per share (a total of $81.6 million in 2004) on both the Class A and Class B common shares held by Cooper's wholly-owned subsidiaries.

Under the terms of the Dividend Reinvestment Plan, any holder of common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in common stock without incurring any brokerage commissions or service charges. At December 31, 2006, Cooper had 11,420,720 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards, restricted stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

On February 14, 2007, Cooper announced that the Board of Directors approved a two-for-one stock split of Cooper Class A common stock and increased the annual dividend rate of Cooper's common stock by $.20 cents per share to $1.68 (or $.84 per share after the stock split). The record date for the stock split is February 28, 2007 and the distribution date is March 15, 2007. On February 9, 2005, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by eight cents per share to $1.48.

The Board of Directors adopted a Shareholder Rights Plan that authorized the issuance of one right for each common share outstanding on May 22, 2002. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances common shares having a value of twice the purchase price.

Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

NOTE 10: STOCK-BASED COMPENSATION

Effective January 1, 2003, Cooper adopted Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Cooper utilized the prospective method of adoption. Cooper accounted for stock-based compensation awards granted, modified or settled prior to January 1, 2003 using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations ("APB No. 25"). In accordance with APB No. 25, compensation expense was recognized for performance-based and restricted stock awards. No compensation expense was recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan for grants prior to January 1, 2003.

SFAS No. 123 provided an alternative fair value based method for recognizing stock-based compensation in which compensation expense was measured at the grant date based on the value of the award and recognized over the service period, which was usually the vesting period. The fair value of stock options was estimated on the grant date, using the Black-Scholes-Merton option-pricing model. The fair value of restricted stock and performance-based awards granted were measured at the market price on the grant date.

The following table presents pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied to all outstanding and unvested awards in 2005 and 2004. In 2005 and 2004, there were essentially two remaining differences between as reported and pro-forma net income and earnings per share. First, Cooper accounted for awards granted prior to January 1, 2003 using the intrinsic value method, whereas the pro-forma amounts reflect those award grants as calculated under SFAS No. 123. Secondly, the pro-forma amounts reflect recognition of the tax benefits of disqualifying dispositions of incentive stock options in accordance with SFAS No. 123.

	Year Ended December 31	
	2005	2004
	(in millions)	
Net income, as reported	$ 163.9	$ 339.8
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24.9	13.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20.9)	(14.6)
Pro forma net income	$ 167.9	$ 338.5

	Year Ended December 31	
	2005	2004
Earnings per share:		
Basic – as reported	$ 1.77	$ 3.67
Basic – pro forma	$ 1.81	$ 3.66
Diluted – as reported	$ 1.73	$ 3.58
Diluted – pro forma	$ 1.77	$ 3.57

In December 2004, the Financial Accounting Standards Board issued FASB Statement 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123. Statement 123(R) also supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows*. Effective January 1, 2006, Cooper adopted Statement 123(R) using the modified prospective method. Recognition of compensation cost is based on the requirements of Statement 123(R) for all share-based payments granted after January 1, 2006 and based on the requirements of SFAS No. 123 for all awards granted to employees prior to January 1, 2006 that remained unvested on that date.

Cooper adopted SFAS No. 123 using the prospective transition method, which applied only to awards granted, modified or settled after the adoption date. Accordingly, compensation expense for some previously granted awards that were not recognized under SFAS No. 123 is recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above.

Cooper uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees, as well as the straight-line recognition method for awards subject to graded vesting. Cooper has recorded an estimate for forfeitures of 2006 awards of stock options, performance-based shares and restricted stock units. This estimate will be adjusted as actual forfeitures differ from the estimate. Prior to adoption of Statement 123(R), forfeitures were accounted for as recognized when they actually occurred. Upon adoption of Statement 123(R), the cumulative effect of this change in accounting principle to reflect compensation expense that would not have been recognized in periods prior to 2006, had forfeitures been estimated during these periods, was immaterial.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduced net operating cash flows and increased net financing cash flows during the year ended 2006 by $26.8 million.

Cooper has a share-based compensation plan known as the Amended and Restated Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options, performance-based share awards and restricted stock units. Since the original Plan's inception in 1996, the aggregate number of shares authorized under the Plan is 17 million. As of December 31, 2006, 2,762,091 shares remain available for future grants under the Plan all of which are available for grants of performance-based shares and restricted stock units. Activity for each of these stock-incentive awards is discussed in more detail below. Total compensation expense for all share-based compensation arrangements under the Plan was $29.1 million, $40.3 million and $22.1 million during the years ended December 31, 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements under the Plan was $10.3 million, $15.4 million and $8.8 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Stock Options

Stock option awards are granted with an exercise price no less than the market price of Cooper's stock at the date of grant. Stock option awards generally vest over a three-year period with one-third vesting in each successive year so that the option is fully exercisable after three years and generally have five-, seven- and ten-year contractual terms. Stock option awards provide that, upon a change in control in Cooper (as defined in the Plan), all options will be cancelled and Cooper will make a cash payment to the employee equal to the difference in the fair market value of Cooper Class A common shares (or the highest price actually paid for the stock in connection with the change in control, if higher) and the option price.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model using the assumptions noted in the following table. Expected volatility in 2006 is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock, and other factors. Cooper believes that the resulting blended volatility represents a more accurate estimate of potential fluctuations in Cooper stock. Cooper uses historical data to estimate employee termination experience. The expected term of options granted is determined based on historical exercise behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006	2005	2004
Expected volatility	18.0%	27.7%	34.0%
Expected dividends	1.8%	2.1%	2.5%
Expected term (in years)	4.5	5.0	5.0
Risk-free interest rate	4.6%	3.7%	3.1%

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	5,428,821	$ 48.81		
Granted	823,600	$ 82.94		
Exercised	(1,955,185)	$ 43.94		
Forfeited or expired	(185,425)	$ 71.69		
Outstanding at December 31, 2006	4,111,811	$ 56.93	4.3	$139.2
Vested or expected to vest at December 31, 2006	4,058,933	$ 56.59	4.4	$138.7
Exercisable at December 31, 2006	2,363,863	$ 45.05	3.5	$108.1

The weighted-average grant date fair values of options granted during the years ended December 31, 2006, 2005 and 2004 were $16.06, $17.37 and $14.92, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $81.5 million, $54.7 million and $40.0 million, respectively.

As of December 31, 2006, total unrecognized compensation expense related to nonvested stock options was $14.8 million. This expense is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of stock options vested during the years ended December 31, 2006, 2005 and 2004 was $12.6 million, $8.4 million and $3.6 million, respectively.

Performance-Based Shares and Restricted Stock Units

Under the Plan, Cooper grants certain executives and other key employees performance-based share awards with vesting contingent upon meeting Company-wide performance goals, typically tied to cumulative compound growth in earnings per share over a defined multi-year performance period. Awards under the performance-based component of the Plan are typically arranged in levels, with increasing numbers of shares earned as higher levels of growth are achieved. In order to earn the performance shares, participants are generally required to remain actively employed by Cooper for the performance period. Under the Plan,

Cooper also awards grants of restricted stock units to certain executives and other key employees in order to provide financial incentive to remain in the employ of Cooper, thereby enhancing management continuity. Cooper may also utilize restricted stock units for new executives and other key employees to replace equity compensation forfeited upon resignation from their former employer. Restricted stock units vest pursuant to time-based service conditions.

The fair value of each performance-based share and restricted stock unit was calculated at the market price on the date of grant. Performance goals for the performance-based shares are currently assumed to be achieved at the maximum level. If goal-level assumptions are not met, compensation expense is adjusted and previously recognized compensation expense is reversed. Upon distribution of performance-based shares, Cooper also pays the recipient cash equal to the aggregate amount of cash dividends that the recipient would have received had they been the owner of record from the date of grant. Dividends on restricted stock units are payable on the dividend payment date or on the date when restrictions lapse, depending upon the specific award. For performance-based share and restricted stock unit awards, upon a change in control in Cooper (as defined in the Plan), all restrictions on those awards will lapse and shares shall be issued as otherwise provided in the Plan.

A summary of the status of Cooper's nonvested performance-based shares as of December 31, 2006 and changes during the year then ended is presented below:

Nonvested Performance-Based Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	962,138	$ 55.05
Granted	299,260	$ 83.09
Vested	(288,975)	$ 37.58
Forfeited	(134,857)	$ 68.47
Nonvested at December 31, 2006	837,566	$ 68.94

The weighted-average grant-date fair value of performance-based shares granted during the years ended December 31, 2006, 2005 and 2004 was $83.09, $69.26 and $55.64, respectively. The total intrinsic value of performance-based shares awarded during the years ended December 31, 2006, 2005 and 2004 was $27.2 million, $25.5 million and $26.0 million, respectively.

As of December 31, 2006, total unrecognized compensation expense related to nonvested performance-based shares was $23.3 million. This expense is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of performance-based shares vested during the year ended December 31, 2006 was $10.9 million. No performance based shares vested during the years ended December 31, 2005 or December 31, 2004.

A summary of the status of Cooper's nonvested restricted stock units as of December 31, 2006, and changes during the year then ended is presented below:

Nonvested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	309,400	$ 49.97
Granted	52,000	$ 87.34
Vested	(178,850)	$ 39.11
Forfeited	(44,000)	$ 56.76
Nonvested at December 31, 2006	138,550	$ 75.84

The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2006, 2005 and 2004 was $87.34, $68.93 and $55.64, respectively. The total intrinsic value of restricted stock units awarded during the years ended December 31, 2006, 2005 and 2004 was $4.7 million, $9.2 million and $0.3 million, respectively.

As of December 31, 2006, total unrecognized compensation expense related to nonvested restricted stock unit compensation arrangements was $7.0 million. This expense is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of restricted stock units vested during the years ended December 31, 2006, 2005 and 2004 was $7.0 million, $6.1 million and $2.3 million, respectively.

Cash received from stock option exercises during the years ended December 31, 2006, 2005 and 2004 was $89.2 million, $72.7 million and $78.4 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $31.7 million, $18.7 million and $13.7 million, respectively, during the years ended December 31, 2006, 2005 and 2004. Cash used to settle equity instruments granted under all share-based payment arrangements during the years ended December 31, 2006, 2005 and 2004 was immaterial in all periods.

Cooper has a practice of repurchasing shares on the open market to satisfy shares issued for option exercises and share awards and expects to repurchase approximately 1.5 million shares during 2007, based on estimates of option exercises and share awards vesting for the year.

The impact of adopting Statement 123(R) on January 1, 2006, on Cooper's income from continuing operations before income taxes, net income and basic and diluted earnings per share during the year ended December 31, 2006 was immaterial.

NOTE 11: ACCUMULATED NONOWNER CHANGES IN EQUITY

	Pension and Postretirement Benefit Plans	Minimum Pension Liability	Gain (Loss) On Derivative Instruments	Cumulative Translation Adjustment	Total
			(in millions)		
Balance December 31, 2003	$ -	$ (59.7)	$ (1.5)	$ (102.3)	$ (163.5)
Current year activity	-	(8.0)	3.0	36.3	31.3
Balance December 31, 2004	-	(67.7)	1.5	(66.0)	(132.2)
Current year activity	-	(11.0)	4.8	(37.9)	(44.1)
Balance December 31, 2005	-	(78.7)	6.3	(103.9)	(176.3)
Current year activity	(86.9)	78.7	2.3	53.8	47.9
Balance December 31, 2006	$ (86.9)	$ -	$ 8.6	$ (50.1)	$ (128.4)

	2006			2005			2004		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
					(in millions)				
Pension and postretirement benefit plans	$ (142.0)	$ 55.1	$ (86.9)	$ -	$ -	$ -	$ -	$ -	$ -
Minimum pension liability adjustment	130.8	(52.1)	78.7	(18.1)	7.1	(11.0)	(13.3)	5.3	(8.0)
Change in fair value of derivatives	15.3	(6.1)	9.2	10.7	(4.3)	6.4	5.2	(2.1)	3.1
Reclassification to earnings	(11.4)	4.5	(6.9)	(2.7)	1.1	(1.6)	(0.2)	0.1	(0.1)
	3.9	(1.6)	2.3	8.0	(3.2)	4.8	5.0	(2.0)	3.0
Translation adjustment	82.8	(29.0)	53.8	(58.3)	20.4	(37.9)	55.8	(19.5)	36.3
Other nonowner changes in equity	$ 75.5	$ (27.6)	$ 47.9	$ (68.4)	$ 24.3	$ (44.1)	$ 47.5	$ (16.2)	$ 31.3

NOTE 12: INCOME TAXES

	Year Ended December 31,		
	2006	2005	2004
		($ in millions)	
Components of income from continuing operations before income taxes:			
U.S. operations	$ 234.0	$ 104.4	$ 71.3
Non-U.S. operations	413.7	390.6	357.2
Income from continuing operations before income taxes	$ 647.7	$ 495.0	$ 428.5
Components of income tax expense:			
Current:			
U.S. Federal	$ 67.6	$ 21.5	$ 4.6
U.S. state and local	11.6	14.2	4.9
Non-U.S.	68.8	46.7	51.5
	148.0	82.4	61.0
Deferred:			
U.S. Federal	21.1	3.6	19.8
U.S. state and local	2.0	1.7	4.7
Non-U.S.	(7.7)	16.2	3.2
	15.4	21.5	27.7
Income tax expense	$ 163.4	$ 103.9	$ 88.7
Total income taxes paid	$ 175.0	$ 90.9	$ 87.3
Effective tax rate reconciliation:			
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	1.8	1.2	1.5
Non-U.S. Operations	(10.6)	(13.8)	(13.5)
Extraterritorial income exclusion	(0.3)	(0.6)	(1.0)
Tax credits	(0.5)	(0.7)	(1.3)
Other	(0.2)	(0.1)	-
Effective tax rate attributable to continuing operations	25.2%	21.0%	20.7%

	December 31, 2006	December 31, 2005
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 44.6	$ 65.7
Accrued liabilities	344.4	349.7
Pension plans	19.1	52.1
Net operating loss carryforward	23.3	15.6
Other	9.9	32.5
Gross deferred tax assets	441.3	515.6
Valuation allowance	(8.4)	(9.6)
Total deferred tax assets	432.9	506.0
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(223.6)	(190.8)
Inventories	(8.7)	(13.2)
Pension plans	(13.6)	(70.6)
Total deferred tax liabilities	(245.9)	(274.6)
Net deferred tax asset	$ 187.0	$ 231.4

Generally, Cooper provides United States income tax that would be imposed on the repatriation of the earnings of its non-U.S. operations. However, as of December 31, 2006 and 2005, United States income taxes have not been provided on approximately $125 million and $110 million, respectively, of undistributed non-U.S. earnings that are expected to be permanently reinvested outside the United States.

In 2005, Cooper protested the United States Internal Revenue Service ("IRS") examination findings for the 2000-2001 tax years. The IRS has challenged Cooper's treatment of gains and interest deductions claimed on its 2000 and 2001 federal income tax returns, relating to transactions involving government securities. If the proposed adjustments are upheld, it would require Cooper to pay approximately $26.5 million in taxes plus accrued interest. There would be an additional payment related to those items for the 2002-2003 tax years of approximately $67.2 million in taxes plus accrued interest if the IRS prevails in its proposed treatment for the 2000-2001 tax years. Interest will continue to accrue until the matter is resolved. Cooper believes these transactions were properly reported on its federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and is challenging these adjustments vigorously.

On February 1, 2007, the IRS issued its examination report for the 2002-2004 tax years. In addition to the finding related to transactions involving government securities discussed above, the IRS has challenged Cooper's treatment of certain interest payments made during these years to a subsidiary. If the proposed adjustments are upheld, it would require Cooper to pay approximately $140 million of federal withholding tax plus accrued interest. Cooper believes that these interest payments are not subject to this tax, and that the interest payments were properly reflected on its federal income tax returns in accordance with applicable tax laws and regulations in effect during the period involved. Cooper is preparing a protest related to these proposed adjustments, and will challenge the proposed adjustments vigorously.

While the outcome of the above proceedings cannot be predicted with certainty, management believes that the ultimate outcome of these matters will not have a material impact on Cooper's consolidated financial position or results of operations.

In addition to the above, Cooper is under examination by various United States state and local taxing authorities as well as various taxing authorities in other countries. Cooper fully cooperates with all audits, but defends existing positions vigorously. These audits are in various stages of completion. To provide for potential tax exposures, Cooper maintains a liability for tax contingencies, which management believes is adequate. The results of future audit assessments, if any, could have a material effect on Cooper's cash flows as these audits are completed. However, management does not believe that any of these matters will have a material adverse effect on Cooper's consolidated results of operations.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired. The measurement date for all plan disclosures is December 31.

During June 2006, Cooper announced that, effective January 1, 2007, future benefit accruals will cease under the Cooper U. S. Salaried Pension Plan. Benefits earned through December 31, 2006 will remain in each participant's Salaried Pension Plan account. The account balance will continue to earn interest credits until a participant is eligible for and elects to receive the plan benefit. Cooper recognized a curtailment loss of $4.2 million in the second quarter of 2006 as a result of this action. Beginning in 2007, Cooper will make a cash contribution equal to 3% of compensation to the Cooper Retirement Savings and Stock-Ownership Plan ("CO-SAV"). Cooper will further increase the company-matching contribution under the CO-SAV plan to a dollar-for-dollar match up to 6% of employee contributions.

Cooper also announced the elimination of postretirement life insurance for active employees, effective January 1, 2007. As a result, Cooper recognized a curtailment gain of $3.2 million in the second quarter of 2006.

Effective December 31, 2006, Cooper adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. See Note 1 of the Notes to the Consolidated Financial Statements.

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 783.7	$ 763.7	$ 105.0	$ 129.5
Service cost	16.7	17.5	0.1	0.2
Interest cost	41.4	41.0	5.6	6.8
Benefit payments	(43.8)	(59.4)	(9.3)	(13.9)
Actuarial (gain) loss	2.7	37.8	(3.4)	1.5
Exchange rate changes	17.3	(17.2)	-	-
Settlements	(26.0)	(1.3)	-	-
Curtailment	(5.7)	-	(3.2)	-
Amendments	(21.7)	-	-	(19.1)
Other	3.6	1.6	-	-
Benefit obligation at December 31	768.2	783.7	94.8	105.0
Change in plan assets:				
Fair value of plan assets at January 1	650.1	660.5	-	-
Actual return on plan assets	63.4	34.4	-	-
Employer contributions	9.8	20.0	9.3	13.9
Benefit payments	(43.8)	(56.7)	(9.3)	(13.9)
Exchange rate changes	9.7	(7.5)	-	-
Settlements	(23.1)	(1.3)	-	-
Other	0.6	0.7	-	-
Fair value of plan assets at December 31	666.7	650.1	-	-
Funded status	(101.5)	(133.6)	(94.8)	(105.0)
Unrecognized net actuarial (gain) loss	-	246.6	-	(38.5)
Unrecognized prior service cost	-	6.8	-	(19.5)
Net amount recognized	$ (101.5)	$ 119.8	$ (94.8)	$ (163.0)

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(in millions)			
Assets and liabilities recognized in the balance sheet consist of:				
Noncurrent assets	$ 41.9	$ 120.7	$ -	$ -
Accrued liabilities	(4.4)	(24.5)	(11.6)	-
Long-term liabilities	(139.0)	(107.2)	(83.2)	(163.0)
	$ (101.5)	$ (11.0)[(1)]	$ (94.8)	$ (163.0)

(1) In 2005, a pre-tax minimum pension liability adjustment of $130.8 million was included in accumulated other nonowner changes in equity.

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(in millions)			
Amounts recognized in accumulated other nonowner changes in equity consist of:				
Net actuarial (gain) loss	$ 217.6	$ -	$ (39.1)	$ -
Prior service cost	(19.0)	-	(17.5)	-
	$ 198.6	$ -	$ (56.6)	$ -

The incremental effect of adopting SFAS No. 158 on individual consolidated balance sheet line items as of December 31, 2006 was as follows:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
		(in millions)	
Deferred income taxes and other noncurrent assets	$ 335.6	$ (156.8)	$ 178.8
Accrued liabilities	541.9	(19.6)	522.3
Postretirement benefits other than pensions	139.8	(56.6)	83.2
Other long-term liabilities	356.6	(72.4)	284.2
Accumulated other nonowner changes in equity	(120.2)	(8.2)	(128.4)

The accumulated benefit obligation for defined benefit pension plans was $758.3 million and $763.3 million at December 31, 2006 and 2005, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $313.2 million, $307.3 million and $172.0 million, respectively as of December 31, 2006 and $309.2 million, $302.5 million and $173.9 million, respectively at December 31, 2005.

	Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:	(in millions)					
Service cost	$ 16.7	$ 17.5	$ 16.2	$ 0.1	$ 0.2	$ 0.2
Interest cost	41.4	41.0	41.8	5.6	6.8	8.2
Expected return on plan assets	(49.1)	(50.7)	(47.1)	-	-	-
Amortization of prior service cost	0.5	0.6	0.6	(2.0)	(0.4)	(0.1)
Recognized actuarial (gain) loss	13.2	10.0	7.4	(2.9)	(3.0)	(2.8)
Settlement loss	4.1	0.5	-	-	-	-
Curtailment (gain) loss	4.2	-	-	(3.2)	-	-
Net periodic benefit cost	$ 31.0	$ 18.9	$ 18.9	$ (2.4)	$ 3.6	$ 5.5

The estimated net loss and prior service cost credit for the defined benefit pension plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $10.2 million and $(2.1) million, respectively. The estimated net gain and prior service credit for the other postretirement plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $(2.7) million and $(2.0) million, respectively.

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	4.50% - 5.75%	4.25% - 5.60%	5.75%	5.60%
Rate of compensation increase	2.75% - 4.00%	2.25% - 4.00%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
Weighted average assumptions used to determine net costs for the years ended December 31:				
Discount rate	4.25% - 5.60%	5.00% - 5.75%	5.60%	5.75%
Expected return on plan assets	6.00% - 8.25%	6.00% - 8.25%	-	-
Rate of compensation increase	2.75% - 4.00%	2.75% - 4.00%	-	-

	2006	2005
Assumed healthcare cost trend rates:		
Healthcare cost trend rate assumed for next year	8.00%	9.00%
Rate to which trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2010	2010

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:		
Effect on total of service and interest cost components	$ 0.4	$ (0.3)
Effect on the postretirement benefit obligation	$ 5.3	$ (4.7)

Defined benefit pension plan assets consist of:

	Percentage of Plan Assets at December 31,	
Asset Category	2006	2005
Equity Securities	60%	60%
Debt Securities	40%	40%
	100%	100%

Cooper's policy is to invest its pension assets in equity and fixed income investments. The plan investments are managed by outside investment advisors and include equity futures, other equity derivatives, fixed income futures and short to intermediate duration fixed income securities. The allocation of plan assets is determined based on plan liabilities and funded status.

Cooper's overall expected long-term rate of return on assets assumption is based upon (i) a long-term expected inflation rate, (ii) long-term expected stock and bond market risk premiums over the expected inflation rate, and (iii) a target allocation of equity and fixed income securities that will generate the overall expected long-term rate of return.

During 2007, Cooper expects to contribute approximately $5.4 million in cash to the defined benefit pension plans. Other postretirement benefit plans are not subject to any minimum regulatory funding requirements. Cooper funds these benefits payments as incurred.

Estimated future benefit payments for the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are $55.5 million in 2007, $55.2 million in 2008, $56.4 million in 2009, $58.0 million in 2010, $59.3 million in 2011 and $301.6 million for 2012 through 2016.

During the fourth quarter of 2003, Cooper recorded a $12.5 million restructuring charge as an estimate of Cooper's portion of unfunded benefit obligations related to the withdrawal from a multiple-employer pension plan associated with the closing of Cooper Wiring Device manufacturing operations in New York City. In 2005, Cooper finalized activities related to withdrawal from the multi-employer pension plan and recorded an additional $4.0 million pre-tax charge. The multiple-employer pension obligation was satisfied with a cash payment of $14.1 million in 2006 representing full and final payment of the withdrawal liability. Cooper participates in two other multiple-employer plans. Obligations under these plans are insignificant.

During 2006, 2005 and 2004, expense with respect to defined contribution plans (primarily related to various groups of hourly employees) totaled $18.3 million, $17.8 million and $16.4 million, respectively.

NOTE 14: RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the CO-SAV plan, employee savings deferrals are partially matched with Cooper common stock.

Compensation expense for the CO-SAV plan was $20.1 million, $19.5 million and $20.0 million in 2006, 2005 and 2004, respectively.

See Note 13 of the Notes to the Consolidated Financial Statements regarding changes in company contribution levels for the CO-SAV plan that became effective January 1, 2007.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, hazardous duty electrical equipment, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

The Tools segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses is evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for the segments further allocates resources among the various division operating units that compose the segments and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
					(in millions)				
Electrical Products	$ 4,426.0	$ 3,997.5	$ 3,722.2	$ 703.2	$ 585.0	$ 511.2	$ 3,960.8	$ 3,600.9	$ 3,591.8
Tools	758.6	732.9	740.7	85.6	66.7	62.7	686.6	700.5	737.0
Total management reporting	$ 5,184.6	$ 4,730.4	$ 4,462.9	788.8	651.7	573.9	4,647.4	4,301.4	4,328.8
General Corporate expense				(89.6)	(91.9)	(77.3)			
Operating earnings				699.2	559.8	496.6			
Interest expense, net				(51.5)	(64.8)	(68.1)			
Consolidated income from continuing operations before income taxes				$ 647.7	$ 495.0	$ 428.5			
Corporate assets							727.4	913.7	1,079.0
Consolidated assets							$ 5,374.8	$ 5,215.1	$ 5,407.8

	Electrical Products	Tools	Corporate	Consolidated Total
		(in millions)		
2006				
Depreciation and amortization	$ 90.4	$ 20.0	$ 1.3	$ 111.7
Capital expenditures	60.8	9.1	15.4	85.3
Investment in unconsolidated affiliates	21.3	-	-	21.3
2005				
Depreciation and amortization	$ 88.7	$ 20.1	$ 2.2	$ 111.0
Capital expenditures	69.9	12.4	14.4	96.7
Investment in unconsolidated affiliates	21.6	-	-	21.6
2004				
Depreciation and amortization	$ 93.9	$ 21.7	$ 2.0	$ 117.6
Capital expenditures	73.0	10.2	19.6	102.8
Investment in unconsolidated affiliates	23.3	-	-	23.3

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Revenues are generally denominated in the currency of the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2006	2005	2004	2006	2005	2004
	(in millions)					
United States	$ 3,781.1	$ 3,459.5	$ 3,264.4	$ 490.0	$ 726.3	$ 703.4
Germany	253.5	235.0	249.7	38.7	35.0	42.4
United Kingdom	305.3	311.3	283.6	41.1	57.2	67.3
Canada	226.3	205.1	181.6	0.7	0.8	0.9
Mexico	172.4	139.2	132.1	83.2	87.7	85.6
Other countries	446.0	380.3	351.5	80.2	69.0	54.5
	$ 5,184.6	$ 4,730.4	$ 4,462.9	$ 733.9	$ 976.0	$ 954.1

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2006	2005	2004
	(in millions)		
Electrical Products	$ 1,312.5	$ 1,152.6	$ 1,052.5
Tools	343.0	312.9	329.0
	$ 1,655.5	$ 1,465.5	$ 1,381.5

NOTE 16: CHARGE RELATED TO DISCONTINUED OPERATIONS

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not rejected the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2006, a total of 141,529 Abex Claims were filed, of which 110,229 claims have been resolved leaving 31,300 Abex Claims pending at December 31, 2006, that are the responsibility of Federal-Mogul. During the year ended December 31, 2006, 3,806 claims were filed and 10,941 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,960 before insurance. A total of $107.4 million was spent on defense costs for the period August 28, 1998 through December 31, 2006. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims. However, insurance recovery is currently at a lower percentage (approximately 30%) due to exhaustion of primary layers of coverage and litigation with certain excess insurers.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue.

Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul would reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

In December 2005, Cooper announced that the Company and other parties involved in the resolution of the Federal-Mogul bankruptcy proceeding had reached an agreement regarding Cooper's participation in Federal Mogul's proposed 524 (g) asbestos trust. By participating in this trust, Cooper would resolve its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval, approval of 75 percent of the current Abex asbestos claimants and certain other approvals. The settlement would resolve more than 38,000 pending Abex Claims as of December 31, 2005. Future claims would be resolved through the bankruptcy trust, and Cooper would be protected against future claims by an injunction to be issued by the district court upon plan confirmation.

Key terms and aspects of the proposed settlement agreement included Cooper agreeing to pay $130 million in cash into the trust, with $115 million payable upon Federal-Mogul's emergence from bankruptcy. The remainder would be due on January 15, 2007, or upon emergence from bankruptcy, if later. Cooper would receive a total of $37.5 million during the funding period from other parties associated with the Federal-Mogul bankruptcy. Cooper would further provide the trust 1.4 million shares of Cooper common stock upon Federal-Mogul's emergence from bankruptcy. The agreement provided that the trust may, during the first year after issuance, sell these shares to Cooper at market prices and, thereafter, in open market transactions.

The proposed settlement agreement also provided for further payments by Cooper subject to the amount and timing of insurance proceeds. Cooper agreed to make 25 annual payments of up to $20 million each, reduced by certain insurance proceeds received by the trust. In years that the insurance proceeds exceed $17 million, Cooper would be required to contribute $3 million with the excess insurance proceeds carried over to the next year. The trust would retain 10 percent of the insurance proceeds for indemnity claims paid by the trust until Cooper's obligation is satisfied and would retain 15 percent thereafter. The agreement also provided for Cooper to receive the insurance proceeds related to indemnity and defense costs paid prior to the date a stay of current claims is entered by the bankruptcy court. Cooper would also be required to forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. In addition, the parties involved had agreed to petition the court for a stay on all current claims outstanding.

Although the payments related to the settlement could extend to 25 years and the collection of insurance proceeds could extend beyond 25 years, the liability and insurance would be undiscounted on Cooper's balance sheet as the amount of the actual annual payments is not reasonably predictable.

A critical term of the proposed settlement was the issuance of a preliminary injunction staying all pending Abex asbestos claims. At a hearing on January 20, 2006, other parties to the bankruptcy proceedings were unable to satisfy the court's requirements to grant the required preliminary injunction. As a result, the proposed settlement agreement required renegotiation of certain terms. The final determination of whether Cooper will participate in the Federal-Mogul 524(g) trust was unknown. However, Cooper management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a revised settlement approximating the December 2005 proposed settlement. Accordingly, Cooper recorded a $227.2 million after-tax discontinued operations charge, net of a $127.8 million income tax benefit, in the fourth quarter of 2005.

The fourth quarter 2005 charge to discontinued operations included payments to a 524(g) trust over 25 years that were undiscounted, and the insurance recoveries only included recoveries where insurance in place agreements, settlements or policy recoveries were probable. If the negotiations with the Representatives in early 2004 had resulted in an agreement, Cooper would have paid all the consideration when Federal-Mogul emerged from bankruptcy and the 524(g) trust was formed and would have relinquished all rights to insurance. The lack of discounting and the limited recognition of insurance recoveries in the fourth quarter 2005 charge to discontinued operations are a significant component of the increase in the accrual for discontinued operations. While it is not possible to quantify, the accrual for discontinued operations also includes a premium for resolving the inherent uncertainty associated with resolving Abex claims though the tort system. If Cooper is unable to reach a settlement to participate in the Federal-Mogul 524(g) trust, the accrual for discontinued operations potentially may have to be reduced to the estimated liability and related insurance recoveries through the tort system. There are numerous assumptions that are required to project the liability in the tort system and Cooper has not completed the analysis and determined the liability that would be recorded under this scenario.

Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Cooper included insurance recoveries of approximately $215 million pre-tax in the fourth quarter 2005 charge to discontinued operations discussed above. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance in place agreements are consummated and settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

On July 7, 2006, Cooper announced a revised agreement had been reached regarding Cooper's participation in Federal-Mogul's 524(g) trust. The revised proposed settlement agreement remains subject to court approval, to approval by 75 percent of the current Abex asbestos claimants and to certain other approvals.

Key terms and aspects of the revised proposed settlement agreement include Cooper agreeing to pay $256 million in cash into the trust on the date Federal-Mogul emerges from bankruptcy, which includes elimination of the contribution of 1.4 million common shares to the trust by increasing the cash contribution. Removing Cooper common stock as a component of the revised settlement agreement eliminates additional charges and reversals of charges that may have occurred to account for any changes in the market value of Cooper stock. Cooper has or will receive $37.5 million from other parties toward its cash obligation.

As in the December 2005 agreement, Cooper has agreed to make 25 annual payments of up to $20 million each to the trust with such payments being reduced by insurance proceeds. The minimum annual payment of $3 million in the December 2005 agreement has been eliminated. However, Cooper has agreed to make advances, beginning in 2015 through 2021, in the event the trust is unable to pay outstanding qualified claims at 100 percent of the value provided for in the trust agreement. In the event that advances are made by Cooper, they will accrue interest at 5 percent per annum, and will be repaid in years where excess funds are available in the trust or credited against the future year annual payments. The maximum advances are $36.6 million.

Cooper will pay all defense costs through the date Federal-Mogul emerges from bankruptcy and will be reimbursed for indemnity payments to the extent such payments are eligible for payment from the trust. Cooper will retain the rights to receive the insurance proceeds related to indemnity and defense costs paid prior to the date Federal-Mogul emerges from bankruptcy. For claims paid by the trust, the trust will retain 10 percent of any reimbursed insurance proceeds for the first 25 years and thereafter will retain 15 percent.

As in the December 2005 proposed agreement, Cooper will forego certain claims and objections in the Federal-Mogul bankruptcy proceedings. However, under the revised proposed agreement, which is subject to court approval, in the event that Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, Cooper would receive a cash payment of $138 million on the date Federal-Mogul emerges from bankruptcy and 20 percent of any insurance policy settlements related to the former Wagner business purchased by Federal-Mogul in 1998. If Cooper participates in the trust, it will receive 12 percent of any Wagner insurance settlements.

Accordingly, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006.

The revised proposed settlement agreement has been incorporated into Federal-Mogul's Fourth Amended Joint Plan of Reorganization, which was filed on November 21, 2006.

On February 2, 2007, the U.S. Bankruptcy Court for the District of Delaware approved the adequacy of Federal-Mogul's Supplemental Disclosure Statement describing the Fourth Amended Joint Plan of Reorganization. The Court also approved the Voting Procedures and ordered that the voting period shall expire on April 6, 2007. In addition, any objections to the Fourth Amended Plan must be filed with the Court by April 6, 2007 and the Court set the dates for a hearing on confirmation of the Plan on May 8 and 9, 2007. If the Plan is confirmed, Federal-Mogul could emerge from bankruptcy in mid-year 2007.

From a cash flow perspective, Cooper management continues to believe that a settlement on the terms of the revised agreement would allow Cooper to continue to grow through acquisitions and return cash to shareholders through dividends and stock repurchases. The settlement agreement remains subject to bankruptcy court approval, approval by the current claimants and other matters. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $529.6 million at December 31, 2006 and $526.3 million at December 31, 2005.

NOTE 17: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended, requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. A derivative instrument may be designated as a hedge of the exposure to changes in the fair value of an asset or liability or variability in expected future cash flows if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated nonowner changes in equity will be recognized immediately in earnings.

Cooper enters into currency forward exchange contracts and commodity futures contracts and swaps to reduce the risks of adverse changes in currency exchange rates and commodity prices. Cooper entered into cross-currency interest-rate swaps in 2005 and interest-rate swaps in 2003 to reduce the interest-rate risk associated with certain fixed-rate debt. Cooper does not enter into speculative derivative transactions.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies of Cooper's businesses, Cooper is exposed to the effect of currency exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain or loss on contracts designated as fair value hedges was not material during 2006, 2005 or 2004. Currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain or loss on contracts designated as cash flow hedges was not material during 2006, 2005 or 2004. Cooper also enters into certain currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to short-term intercompany financing transactions.

Cooper enters into commodity futures contracts and swaps to reduce the volatility of price fluctuations on a portion of its forecasted annual material purchases. These instruments are designated as cash flow hedges. The net gain or loss on commodity futures contracts and swaps was not material in 2006, 2005 or 2004.

During October 2005, Cooper entered into cross-currency interest-rate swaps to effectively convert its newly issued $325 million, 5.25% fixed-rate debt to €272.6 million of 3.55% fixed-rate debt. The $325 million debt issuance proceeds were swapped to €272.6 million and lent through an intercompany loan to a non-U.S. subsidiary to partially fund repayment of the 300 million Euro bond debt that matured on October 25, 2005. The cross-currency interest-rate swaps have been designated as cash flow hedges. Changes in the currency spot exchange rate results in reclassification of amounts from other comprehensive income to earnings to offset transaction gains and losses on the non-U.S.-denominated intercompany debt. The cross-currency interest-rate swaps mature in November 2012.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The interest-rate swaps are designated as fair value hedges. The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt, which matures in July 2007. During 2006, Cooper recognized $5.8 million additional interest expense, net related to the interest-rate swaps. During the years ended December 31, 2005 and 2004, respectively, Cooper recognized a $0.1 million and $5.1 million reduction of interest expense, net related to the interest-rate swaps.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2006, Cooper estimates that approximately $1.5 million of net gains on derivative instruments designated as cash flow hedges will be reclassified from accumulated nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2006, 2005 and 2004 was not material.

The table below summarizes the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2006 and 2005.

	December 31,	
	2006	2005
	(in millions)	
U.S. Dollar	$ 224.3	$ 108.2
Euro	122.5	0.2
Mexican Peso	23.2	19.1
British Pound Sterling	8.5	0.4
Other	0.7	-
	$ 379.2	$ 127.9

Other Instruments

In the normal course of business, Cooper executes stand-by letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $118.6 million and $104.3 million at December 31, 2006 and 2005, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 4% of accounts receivable.

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments, consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.0 billion of debt instruments at both December 31, 2006 and 2005. The book value of these instruments was approximately equal to fair value (as represented primarily by quoted market prices) at December 31, 2006 and 2005.

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2006	2005	2004	2006	2005	2004
	($ in millions, shares in thousands)					
Income from continuing operations	$ 484.3	$ 391.1	$ 339.8	$ 484.3	$ 391.1	$ 339.8
Charge from discontinued operations	20.3	227.2	-	20.3	227.2	-
Net income applicable to common stock	$ 464.0	$ 163.9	$ 339.8	$ 464.0	$ 163.9	$ 339.8
Weighted average common shares outstanding	91,773	92,520	92,480	91,773	92,520	92,480
Incremental shares from assumed conversions:						
Options, performance-based stock awards and other employee awards				2,019	2,529	2,283
Weighted average common shares and common share equivalents				93,792	95,049	94,763

Options and employee awards are not considered in the calculations if the effect would be antidilutive.

On February 14, 2007, Cooper announced a two-for-one stock split to shareholders of record on February 28, 2007, to be distributed on March 15, 2007. Unaudited pro forma earnings per share, assuming that the stock split occurred on January 1, 2004, is presented below.

	Year Ended December 31,		
	2006	2005	2004
		(unaudited)	
Basic:			
Income from continuing operations	$ 2.64	$ 2.12	$ 1.84
Charge from discontinued operations	.11	1.23	-
Net income	$ 2.53	$ .89	$ 1.84
Diluted:			
Income from continuing operations	$ 2.58	$ 2.06	$ 1.79
Charge from discontinued operations	.10	1.19	-
Net income	$ 2.48	$ .87	$ 1.79

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2006 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,240.9	$ 1,287.8	$ 1,314.6	$ 1,341.3
Cost of sales	846.8	870.3	887.2	912.1
Selling and administrative expenses	237.5	244.3	240.8	246.4
Operating earnings	156.6	173.2	186.6	182.8
Interest expense, net	12.1	12.4	14.0	13.0
Income from continuing operations before income taxes	144.5	160.8	172.6	169.8
Income taxes	36.8	41.0	44.4	41.2
Income from continuing operations	107.7	119.8	128.2	128.6
Charge related to discontinued operations	-	20.3	-	-
Net income	$ 107.7	$ 99.5	$ 128.2	$ 128.6
Income per Common share				
Basic:				
Income from continuing operations	$ 1.17	$ 1.30	$ 1.40	$ 1.41
Charge from discontinued operations	-	.22	-	-
Net income	$ 1.17	$ 1.08	$ 1.40	$ 1.41
Diluted:				
Income from continuing operations	$ 1.14	$ 1.27	$ 1.37	$ 1.38
Charge from discontinued operations	-	.21	-	-
Net income	$ 1.14	$ 1.06	$ 1.37	$ 1.38

	2005 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$1,144.8	$ 1,189.2	$ 1,210.4	$1,186.0
Cost of sales	787.6	814.7	828.1	813.4
Selling and administrative expenses	227.5	232.9	235.9	230.5
Operating earnings	129.7	141.6	146.4	142.1
Interest expense, net	17.8	17.7	16.5	12.8
Income from continuing operations before income taxes	111.9	123.9	129.9	129.3
Income taxes	24.1	26.6	27.9	25.3
Income from continuing operations	87.8	97.3	102.0	104.0
Charge related to discontinued operations	-	-	-	227.2
Net income (loss)	$ 87.8	$ 97.3	$ 102.0	$ (123.2)
Income (loss) per Common share				
Basic:				
Income from continuing operations	$ .94	$ 1.05	$ 1.11	$ 1.13
Charge from discontinued operations	-	-	-	2.47
Net income (loss)	$ .94	$ 1.05	$ 1.11	$ (1.34)
Diluted:				
Income from continuing operations	$ .92	$ 1.02	$ 1.08	$ 1.10
Charge from discontinued operations	-	-	-	2.40
Net income (loss)	$ .92	$ 1.02	$ 1.08	$ (1.30)

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Cooper and certain of its principal operating subsidiaries (the "Guarantors") fully and unconditionally guarantee, on a joint and several basis, the registered debt securities of Cooper Industries, LLC and Cooper US, Inc. The following condensed consolidating financial information is included so that separate financial statements of Cooper Industries, LLC, Cooper US, Inc. or the Guarantors are not required to be filed with the Securities and Exchange Commission. The consolidating financial statements present investments in subsidiaries using the equity method of accounting. Intercompany investments in the Class A and Class B common shares are accounted for using the cost method.

Consolidating Income Statements
Year Ended December 31, 2006
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,367.1	$ 2,055.2	$ (237.7)	$ 5,184.6
Cost of sales	(5.1)	(1.0)	0.6	2,358.1	1,401.5	(237.7)	3,516.4
Selling and administrative expenses	9.6	19.7	64.9	509.1	365.7	-	969.0
Interest expense, net	(0.8)	45.0	12.2	-	(4.9)	-	51.5
Equity in earnings of subsidiaries, net of tax	584.5	(105.3)	337.9	96.4	338.5	(1,252.0)	-
Intercompany income (expense)	(18.2)	133.8	22.4	(369.7)	330.4	(98.7)	-
Income (loss) from continuing operations before income taxes	562.6	(35.2)	282.6	226.6	961.8	(1,350.7)	647.7
Income tax expense (benefit)	-	(29.9)	(56.0)	48.4	200.9	-	163.4
Income from continuing operations	562.6	(5.3)	338.6	178.2	760.9	(1,350.7)	484.3
Charge related to discontinued operations, net of tax	-	20.3	-	-	-	-	20.3
Net income (loss)	$ 562.6	$ (25.6)	$ 338.6	$ 178.2	$ 760.9	$ (1,350.7)	$ 464.0

Consolidating Income Statements
Year Ended December 31, 2005
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,124.2	$ 1,745.7	$ (139.5)	$ 4,730.4
Cost of sales	0.2	0.4	1.1	2,203.4	1,178.2	(139.5)	3,243.8
Selling and administrative expenses	8.9	9.8	70.4	495.8	341.9	-	926.8
Interest expense, net	(1.1)	51.3	(1.3)	-	15.9	-	64.8
Equity in earnings of subsidiaries, net of tax	259.1	55.9	100.7	117.5	39.9	(573.1)	-
Intercompany income (expense)	(6.7)	(59.0)	(73.7)	(373.6)	593.5	(80.5)	-
Income (loss) from continuing operations before income taxes	244.4	(64.6)	(43.2)	168.9	843.1	(653.6)	495.0
Income tax expense (benefit)	-	(44.7)	(82.9)	15.1	216.4	-	103.9
Income from continuing operations	244.4	(19.9)	39.7	153.8	626.7	(653.6)	391.1
Charge related to discontinued operations, net of taxes	-	227.2	-	-	-	-	227.2
Net income (loss)	$ 244.4	$ (247.1)	$ 39.7	$ 153.8	$ 626.7	$ (653.6)	$ 163.9

Consolidating Income Statements
Year Ended December 31, 2004
(in millions)

	Cooper	Cooper Ohio	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 185.5	$ 2,666.5	$ 1,656.2	$ (45.3)	$ 4,462.9
Cost of sales	0.7	124.1	1,891.1	1,149.1	(45.3)	3,119.7
Selling and administrative expenses	9.5	90.5	432.7	313.9	-	846.6
Interest expense, net	(1.0)	47.8	-	21.3	-	68.1
Equity in earnings of subsidiaries, net of tax	353.4	379.5	30.0	162.0	(924.9)	-
Intercompany income (expense)	(4.4)	(256.9)	(329.5)	590.8	-	-
Income before income taxes	339.8	45.7	43.2	924.7	(924.9)	428.5
Income tax expense (benefit)	-	(116.3)	(3.1)	208.1	-	88.7
Net income	$ 339.8	$ 162.0	$ 46.3	$ 716.6	$ (924.9)	$ 339.8

Consolidating Balance Sheets
December 31, 2006
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 11.5	$ -	$ 204.9	$ (2.8)	$ 209.9	$ -	$ 423.5
Receivables	0.2	-	0.4	469.3	426.1	-	896.0
Inventories	-	-	-	348.6	259.0	-	607.6
Deferred income taxes and other current assets	1.1	141.4	51.9	25.6	46.6	-	266.6
Total current assets	12.8	141.4	257.2	840.7	941.6	-	2,193.7
Property, plant and equipment, less accumulated depreciation	-	-	49.8	320.0	295.6	-	665.4
Goodwill	-	-	-	1,025.0	1,311.9	-	2,336.9
Investment in subsidiaries	3,554.6	570.0	4,081.8	1,219.2	1,346.2	(10,771.8)	-
Investment in parent	-	-	2,811.2	-	312.8	(3,124.0)	-
Intercompany accounts receivable	686.3	806.5	-	1,289.0	598.6	(3,380.4)	-
Intercompany notes receivable	91.8	24.9	758.5	0.7	4,067.3	(4,943.2)	-
Deferred income taxes and other noncurrent assets	-	20.0	2.0	23.0	133.8	-	178.8
Total assets	$ 4,345.5	$ 1,562.8	$7,960.5	$ 4,717.6	$ 9,007.8	$(22,219.4)	$ 5,374.8
Short-term debt	$ -	$ -	$ -	$ -	$ 5.0	$ -	$ 5.0
Accounts payable	32.1	17.2	4.5	225.9	192.0	-	471.7
Accrued liabilities	5.2	43.4	84.5	230.0	159.2	-	522.3
Current discontinued operations liability	-	199.6	-	-	-	-	199.6
Current maturities of long-term debt	-	300.0	-	-	0.7	-	300.7
Total current liabilities	37.3	560.2	89.0	455.9	356.9	-	1,499.3
Long-term debt	-	370.5	323.9	8.0	0.4	-	702.8
Intercompany accounts payable	-	-	3,380.4	-	-	(3,380.4)	-
Intercompany notes payable	552.3	329.9	1,901.4	1,707.3	452.3	(4,943.2)	-
Long-term discontinued operations liability	-	330.0	-	-	-	-	330.0
Other long-term liabilities	-	(57.7)	119.2	172.9	133.0	-	367.4
Total liabilities	589.6	1,532.9	5,813.9	2,344.1	942.6	(8,323.6)	2,899.5
Class A common stock	1.0	-	-	-	-	(0.1)	0.9
Class B common stock	0.5	-	-	-	-	(0.5)	-
Subsidiary common stock	-	-	-	-	500.3	(500.3)	-
Capital in excess of par value	3,392.0	-	56.2	1,431.5	5,174.7	(9,776.0)	278.4
Retained earnings	358.4	128.3	2,230.1	943.3	2,485.6	(3,821.3)	2,324.4
Accumulated other non-owner changes in equity	4.0	(98.4)	(139.7)	(1.3)	(95.4)	202.4	(128.4)
Total shareholders' equity	3,755.9	29.9	2,146.6	2,373.5	8,065.2	(13,895.8)	2,475.3
Total liabilities and shareholders' equity	$ 4,345.5	$ 1,562.8	$7,960.5	$ 4,717.6	$ 9,007.8	$(22,219.4)	$ 5,374.8

Consolidating Balance Sheets
December 31, 2005
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 64.1	$ -	$ 144.4	$ (3.5)	$ 247.8	$ -	$ 452.8
Receivables	0.1	-	8.6	469.7	364.0	-	842.4
Inventories	-	-	-	327.1	211.6	-	538.7
Deferred income taxes and other current assets	1.2	130.7	94.0	48.8	22.5	-	297.2
Total current assets	65.4	130.7	247.0	842.1	845.9	-	2,131.1
Property, plant and equipment, less accumulated depreciation	-	-	41.0	339.5	293.2	-	673.7
Goodwill	-	-	-	1,018.3	1,065.7	-	2,084.0
Investment in subsidiaries	2,887.9	759.5	3,579.4	917.6	899.1	(9,043.5)	-
Investment in parent	-	-	2,547.1	-	312.7	(2,859.8)	-
Intercompany accounts receivables	588.4	550.5	-	1,367.3	589.9	(3,096.1)	-
Intercompany notes receivable	43.9	23.5	651.1	0.8	3,683.4	(4,402.7)	-
Deferred income taxes and other noncurrent assets	-	223.5	48.7	(43.2)	97.3	-	326.3
Total assets	$ 3,585.6	$ 1,687.7	$ 7,114.3	$ 4,442.4	$ 7,787.2	$ (19,402.1)	$ 5,215.1
Short-term debt	$ -	$ -	$ -	$ -	$ 7.6	$ -	$ 7.6
Accounts payable	34.1	14.0	8.0	214.7	157.0	-	427.8
Accrued liabilities	3.9	28.9	107.5	238.8	138.9	-	518.0
Current discontinued operations liability	-	196.3	-	-	-	-	196.3
Current maturities of long-term debt	-	11.0	-	-	0.4	-	11.4
Total current liabilities	38.0	250.2	115.5	453.5	303.9	-	1,161.1
Long-term debt	-	670.0	323.7	8.0	1.2	-	1,002.9
Intercompany accounts payables	-	-	3,096.1	-	-	(3,096.1)	-
Intercompany notes payable	326.0	258.7	1,652.8	1,708.0	457.2	(4,402.7)	-
Long-term discontinued operations liability	-	330.0	-	-	-	-	330.0
Other long-term liabilities	-	131.4	191.2	77.0	116.3	-	515.9
Total liabilities	364.0	1,640.3	5,379.3	2,246.5	878.6	(7,498.8)	3,009.9
Class A common stock	1.0	-	-	-	-	(0.1)	0.9
Class B common stock	0.5	-	-	-	-	(0.5)	-
Subsidiary common stock	-	-	-	-	272.9	(272.9)	-
Capital in excess of par value	3,232.7	-	29.4	1,388.6	5,082.3	(9,349.8)	383.2
Retained earnings	31.5	162.4	1,892.3	832.5	1,733.2	(2,654.5)	1,997.4
Accumulated other non-owner changes in equity	(44.1)	(115.0)	(186.7)	(25.2)	(179.8)	374.5	(176.3)
Total shareholders' equity	3,221.6	47.4	1,735.0	2,195.9	6,908.6	(11,903.3)	2,205.2
Total liabilities and shareholders' equity	$ 3,585.6	$ 1,687.7	$ 7,114.3	$ 4,442.4	$ 7,787.2	$ (19,402.1)	$ 5,215.1

Consolidating Statements of Cash Flows
Year Ended December 31, 2006
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (20.9)	$ (18.8)	$ (11.7)	$ 129.3	$ 523.5	$ -	$ 601.4
Cash flows from investing activities:							
Capital expenditures	-	-	(15.3)	(37.2)	(32.8)	-	(85.3)
Cash paid for acquired businesses	-	-	(45.0)	(229.6)	(5.8)	-	(280.4)
Investment in affiliates	(12.3)	-	(36.7)	-	-	49.0	-
Loans to affiliates	(192.0)	-	(44.5)	-	(539.1)	775.6	-
Repayments of loans from affiliates	146.2	-	-	-	199.3	(345.5)	-
Dividends from affiliates	5.0	5.5	91.7	18.1	7.9	(128.2)	-
Other	-	-	-	1.0	17.9	-	18.9
Net cash provided by (used in) investing activities	(53.1)	5.5	(49.8)	(247.7)	(352.6)	350.9	(346.8)
Cash flows from financing activities:							
Repayments of debt	-	(11.0)	-	-	(3.8)	-	(14.8)
Borrowings from affiliates	271.2	44.4	458.4	1.5	0.1	(775.6)	-
Repayments of loans to affiliates	(47.3)	-	(251.8)	(2.4)	(44.0)	345.5	-
Other intercompany financing activities	13.0	(20.1)	83.7	120.0	(196.6)	-	-
Dividends	(137.0)	-	-	-	-	-	(137.0)
Dividends paid to affiliates	(98.6)	-	-	-	(29.6)	128.2	-
Subsidiary purchase of parent shares	20.1	-	(284.3)	-	-	-	(264.2)
Issuance of stock	-	-	-	-	49.0	(49.0)	-
Excess tax benefits from stock options and awards	-	-	26.8	-	-	-	26.8
Employee stock plan activity and other	-	-	89.2	-	-	-	89.2
Net cash provided by (used in) financing activities	21.4	13.3	122.0	119.1	(224.9)	(350.9)	(300.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	16.1	-	16.1
Increase (decrease) in cash and cash equivalents	(52.6)	-	60.5	0.7	(37.9)	-	(29.3)
Cash and cash equivalents, beginning of period	64.1	-	144.4	(3.5)	247.8	-	452.8
Cash and cash equivalents, end of period	$ 11.5	$ -	$ 204.9	$ (2.8)	$ 209.9	$ -	$ 423.5

Consolidating Statements of Cash Flows
Year Ended December 31, 2005
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (10.4)	$ (141.6)	$ 2.0	$ 103.6	$ 619.9	$ -	$ 573.5
Cash flows from investing activities:							
Capital expenditures	-	-	(14.4)	(40.7)	(41.6)	-	(96.7)
Cash paid for acquired businesses	-	-	-	-	(7.1)	-	(7.1)
Investment in affiliates	(11.1)	(225.0)	(49.2)	(3.4)	-	288.7	-
Sale of investment in affiliates	-	-	-	-	130.9	(130.9)	-
Loans to affiliates	(46.0)	(23.5)	(646.7)	(0.7)	(238.3)	955.2	-
Repayments of loans from affiliates	27.7	-	-	-	46.2	(73.9)	-
Dividends from affiliates	10.0	0.9	98.4	52.8	5.1	(167.2)	-
Other	-	1.5	-	0.6	11.5	-	13.6
Net cash provided by (used in) investing activities	(19.4)	(246.1)	(611.9)	8.6	(93.3)	871.9	(90.2)
Cash flows from financing activities:							
Proceeds from issuances of debt	-	-	325.0	-	1.4	-	326.4
Repayments of debt	-	(229.0)	-	-	(481.4)	-	(710.4)
Borrowings from affiliates	235.8	258.7	-	5.9	454.8	(955.2)	-
Repayments of loans to affiliates	(46.2)	-	-	-	(27.7)	73.9	-
Other intercompany financing activities	(11.7)	358.0	227.6	(100.6)	(473.3)	-	-
Dividends	(138.1)	-	-	-	-	-	(138.1)
Dividends paid to affiliates	(70.2)	-	-	(22.2)	(74.8)	167.2	-
Subsidiary purchase of parent shares	12.8	-	(113.3)	-	(110.5)	-	(211.0)
Issuance of stock	-	-	-	-	157.8	(157.8)	-
Employee stock plan activity and other	-	-	68.9	-	-	-	68.9
Net cash provided by (used in) financing activities	(17.6)	387.7	508.2	(116.9)	(553.7)	(871.9)	(664.2)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(19.1)		(19.1)
Decrease in cash and cash equivalents	(47.4)	-	(101.7)	(4.7)	(46.2)	-	(200.0)
Cash and cash equivalents, beginning of period	111.5	-	246.1	1.2	294.0	-	652.8
Cash and cash equivalents, end of period	$ $64.1	$ -	$ 144.4	$ (3.5)	$ 247.8	$ -	$ 452.8

Consolidating Statements of Cash Flows
Year Ended December 31, 2004
(in millions)

	Cooper	Cooper Ohio	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (7.3)	$ (173.9)	$ 45.7	$ 609.1	$ -	$ 473.6
Cash flows from investing activities:						
Capital expenditures	-	(21.4)	(40.7)	(40.7)	-	(102.8)
Cash paid for acquired business	-	-	(10.1)	(38.5)	-	(48.6)
Intercompany sale (purchase) of investment in parent	-	(182.1)	-	182.1	-	-
Intercompany sale (purchase) of investment in subsidiaries	-	109.5	-	(109.5)	-	-
Investments in affiliates	(9.0)	(80.3)	-	-	89.3	-
Loans to affiliates	(60.5)	(23.6)	-	(154.0)	238.1	-
Repayments of loans from affiliates	35.1	23.0	-	84.5	(142.6)	-
Dividends from subsidiaries	134.0	87.7	-	-	(221.7)	-
Other	-	28.3	10.0	1.8	(28.3)	11.8
Net cash provided by (used in) investing activities	99.6	(58.9)	(40.8)	(74.3)	(65.2)	(139.6)
Cash flows from financing activities:						
Proceeds from issuances of debt	-	-	-	94.3	-	94.3
Repayments of debt		-	-	(4.7)	-	(4.7)
Borrowings from affiliates	176.1	-	8.5	53.5	(238.1)	-
Repayments of loans from affiliates	(132.1)	-	(0.8)	(9.7)	142.6	-
Other intercompany financing activities	9.8	253.6	(11.5)	(251.9)	-	-
Dividends	(131.0)	-	-	-	-	(131.0)
Dividends paid to parent	-	-	-	(221.7)	221.7	-
Subsidiary purchase of parent shares	-	(110.3)	-	(92.6)	-	(202.9)
Issuance of stock	-	-	-	89.3	(89.3)	-
Employee stock plan activity and other	-	78.4	-	(28.3)	28.3	78.4
Net cash provided by (used in) financing activities	(77.2)	221.7	(3.8)	(371.8)	65.2	(165.9)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	21.0	-	21.0
Increase (decrease) in cash and cash equivalents	15.1	(11.1)	1.1	184.0	-	189.1
Cash and cash equivalents, beginning of year	96.4	257.2	0.1	110.0	-	463.7
Cash and cash equivalents, end of year	$ 111.5	$ 246.1	$ 1.2	$ 294.0	$ -	$ 652.8

Exhibit 31.1

Certifications

I, Kirk S. Hachigian, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2007

/s/ Kirk S. Hachigian

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Exhibit 31.2

I, Terry A. Klebe, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2007

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kirk S. Hachigian, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kirk S. Hachigian
Kirk S. Hachigian
Chairman, President and Chief Executive Officer

February 21, 2007

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry A. Klebe, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer

February 21, 2007

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Computershare Trust Company, N. A.

General correspondence about your shares should be addressed to:
Computershare Trust Company, N. A.
250 Royal Street
Canton, MA 02021

Correspondence related to the Dividend Reinvestment Plan, including optional cash payment inquiries, should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43081
Providence, RI 02940-3081

Requests to transfer Cooper shares should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43070
Providence, RI 02940-3070

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday–Friday, 9:00 a.m. to 5:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service call (800) 490-1493 within the U.S. and (781) 575-4592 outside the U.S.

Cooper's transfer agent also may be contacted on the Internet at www.computershare.com.

SHAREHOLDER INFORMATION LINE
For the latest news about Cooper, including the quarterly financial results and dividend information, call (800) 371-9242. Through this line, you also can access the transfer agent regarding stock information, and request faxed or mailed copies of news releases and other Cooper information.

ADDITIONAL SHAREHOLDER ASSISTANCE
For additional assistance regarding your shareholdings, contact:
Corporate Governance Department
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673

INVESTOR RELATIONS CONTACT
Jon Safran
Director, Investor Relations
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8610
E-mail address: safran@cooperindustries.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 11:00 a.m. Central time on April 24, 2007, 64th Floor, 600 Travis Street, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of February 28, 2007.

CORPORATE HEADQUARTERS
Cooper Industries, Ltd.
600 Travis Street, Suite 5800
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates that Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, earnings, margins, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions; changes in raw material and energy costs; industry competition; the ability to execute and realize the expected benefits from strategic initiatives, including revenue growth plans and cost-control and productivity improvement programs; the magnitude of any disruptions from manufacturing rationalizations and the implementation of the Enterprise Business System; mergers and acquisitions and their integration; political developments; changes in tax laws, tax treaties or tax regulations; the resolution of potential liability exposure resulting from the Federal-Mogul bankruptcy; the timing and amount of share repurchases by Cooper; and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

COOPER

Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446

END